Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

06015609

26 July 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

RECEIVED
2006 JUL 31 P 5:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	237,581
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,666 @ $24.71 1,000 @ $25.23 37,143 @ $28.74 16,104 @ $30.51 6,332 @ $32.26 22,499 @ $32.75 4,499 @ $33.11 4,166 @ $33.58 144,172 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	237,581 on 26/07/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	246,487,671	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,643,724	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 July 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	20 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Bank Limited ("MBL") fully paid ordinary shares held by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. Shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Date of change	21 July 2006
No. of securities held prior to change	2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). 800 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. 2,100 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Class	MBL fully paid ordinary shares
Number acquired	750 shares
Number disposed	Nil

G:\CAG\COS\DLeong\BRD\ASX notices\Niland\jrn250706.doc

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$61.50 per share
No. of securities held after change	2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). 800 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. 2,850 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 25 July 2006

G:\CAG\COS\DLeong\BRD\ASX notices\Niland\jrn250706.doc

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	61,980
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10,797 @ $28.74 14,838 @ $30.51 2,566 @ $32.26 3,066 @ $32.75 1,000 @ $33.11 2,500 @ $34.60 24,047 @ $34.71 1,666 @ $35.28 1,500 @ $37.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	61,980 on 25/07/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	246,250,090 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,881,305 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 July 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	436,386
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,166 @ $24.93 114,332 @ $28.74 101,649 @ $30.51 35,499 @ $32.26 78,758 @ $32.75 55,228 @ $33.11 1,666 @ $33.58 1,000 @ $34.60 40,252 @ $34.71 3,168 @ $36.34 1,668 @ $36.68
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	436,386 on 24/07/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	246,188,110	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	29,943,285	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee *incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities*

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 July 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	20 March 2006 but 12 December 2005 re Macquarie Bank Limited (MBL) shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 July 2006
No. of securities held prior to change	7,891 MBL shares (of which 6,891 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan).
Class	MBL fully paid ordinary shares
Number acquired	1,881 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$67.8537 per share

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk24072006.doc

+ See chapter 19 for defined terms.

No. of securities held after change	9,772 MBL shares (of which 8,772 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan).
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on-market pursuant to Macquarie Bank Non-Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

24 July 2006

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk24072006.doc

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	12 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Bank Limited ("MBL") shares held by: • UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite; • Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary.
Date of change	20 July 2006
No. of securities held prior to change	MBL Fully Paid Ordinary Shares: • 3,895 shares held by Catherine Livingstone (of which 1,395 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); • 1,911 shares held by UBS Private Clients Australia Nominees Pty Limited; and • 1,530 shares held by Easdale Pty Limited.
Class	MBL fully paid ordinary shares
Number acquired	110 shares
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$67.8537 per share
No. of securities held after change	MBL Fully Paid Ordinary Shares: • 4,005 shares held by Catherine Livingstone (of which 1,505 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); • 1,911 shares held by UBS Private Clients Australia Nominees Pty Limited; and • 1,530 shares held by Easdale Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on-market pursuant to Macquarie Bank Non-Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 24 July 2006

G:\CAG\COS\DLeong\BRD\ASX notices\LIVINGSTONE\cbl24072006.doc

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	26 May 2006 but 19 July 2005 re Macquarie Bank Limited (MBL) shares and options over MBL shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bond Street Custodians Limited is the bare trustee for Kevin McCann in respect of Non-Executive Director Share Options.
Date of change	19 July 2006
No. of securities held prior to change	<u>MBL shares:</u> 9,659 MBL shares (of which 5,916 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). <u>Options over MBL shares:</u> 1,700 options exercisable at $34.71 each and lapsing on 2 August 2006.
Class	• MBL fully paid ordinary shares; and • Options over MBL fully paid ordinary shares.
Number acquired	1,700 MBL shares

+ See chapter 19 for defined terms.

Number disposed	1,700 options exercisable at $34.71 each and lapsing on 2 August 2006.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$34.71 per MBL share acquired as a result of the option exercise.
No. of securities held after change	MBL shares: 11,359 MBL shares (of which 5,916 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan) Options over MBL shares: Nil.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Non-Executive Director Share Options.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 24 July 2006

G:\CAG\COS\DLeong\BRD\ASX notices\MCCANN\hkm24072006.doc

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 0039
Facsimile:
(02) 8232 4437

Email Address
elizabeth.ninness@macquarie.com

Please telephone
Liz Ninness on
02 8232 9799
if complete transmission
not received.

Compliance, RMD

Attention	Company Announcements	**Date**	21 July 2006
Company	ASX		
Fax No	1900 999 279	**Pages**	17 (incl. this page)
From	Liz Ninness	**Priority**	Routine

MACQUARIE

Message

FORM 603:

Attached FORM 603 re Arrow Energy NL (AOE).

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	Company Name/Scheme	**Arrow Energy NL** Level 13 10 Eagle Street Brisbane QLD 4000
	A.C.N.	078 521 936

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder became a substantial holder on	20 July 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities[4]	Number of securities	Persons' votes[5]	Voting power[6]
Fully Paid Ordinary "FPO"	102,580,494	102,580,494	24.68%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest[7]	Number Of	and Class Securities
Bond Street Investments Pty Ltd (BSIN	Relevant Interest arising pursuant to section 608 (1) of the Corporations Act	84,570,572	FPO
Macquarie Investment Trust IIIA (MIT3A)	As Above	8,975,695	FPO
Macquarie Investment Trust IIIB (MIT3B)	As Above	9,034,227	FPO

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of Securities	Person entitled to be registered as holder[8]	Number of	and Class Securities
Bond Street Investments Pty Ltd (BSIN)	BSIN	BSIN	84,570,572	FPO
Macquarie Investment Trust IIIA (MIT3A)	MIT3A	MIT3A	8,975,695	FPO
Macquarie Investment Trust IIIB (MIT3B)	MIT3B	MIT3B	9,034,227	FPO

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration[9]		Number and Class of Securities
		Cash	Noncash	
See Annexure B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group	Controlled Bodies Corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Maquarie Bank Limited 'MBL'	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Bond Street Investments Pty Ltd (BSIN)	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Investment Trust IIIA (MIT3A)	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Investment Trust IIIB (MIT3B)	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000

Signature

print name Dennis Leong capacity Company Secretary

sign here [signature] Date: 21 July 2006

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

ANNEXURE 'A'

This is the annexure marked 'A' of 13 pages referred to in the Notice of Initial Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
21 July 2006

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
6581935	6581935 CANADA INC	CANADA
BC0700113	AHA ACCESS HEALTH ABBOTSFORD LTD	CANADA
BC0742625	AHA HOLDINGS LTD	CANADA
BC0700111	AHV ACCESS HEALTH VANCOUVER LTD	CANADA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
42-1702479	ALABAMA BLACK WARRIOR PARKWAY, LLC	UNITED STATES
42-1702480	ALABAMA EMERALD MOUNTAIN EXPRESSWAY BRIDGE, LLC	UNITED STATES
42-1702483	ALABAMA TOLL OPERATIONS, LLC	UNITED STATES
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
097 550 519	ATM SOLUTIONS AUSTRALASIA PTY LIMITED	AUSTRALIA
	BALDWIN COUNTY BRIDGE COMPANY, LLC	UNITED STATES
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
006 880 217	BOND STREET AUSTRALIA PTY LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
06091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 865 630	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
42-1702478	CENTRAL ALABAMA RIVER PARKWAY, LLC	UNITED STATES
422814-6	CERVUS FINANCIAL CORP	CANADA
61661 C1/GBL	CHENGDU PROPERTY INVESTMENT LIMITED	MAURITIUS
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
5843681	DESPEN BAYLE LIMITED	UNITED KINGDOM
	DETROIT AND WINDSOR SUBWAY COMPANY	CANADA
	DETROIT WINDSOR TUNNEL LLC	UNITED STATES
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA

097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 956	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 664	DIVCO 157 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LIMITED	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
20-4806002	DWT INC	UNITED STATES
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA

111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA
1658405	FORWARD STEPS HOLDINGS LIMITED	NEW ZEALAND
1652752	FORWARD STEPS LIMITED	NEW ZEALAND
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
088 928 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA
106 204 862	FUNDCORP PTY LIMITED	AUSTRALIA
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
003 180 309	GROSVENOR OFFICE EQUIPMENT HIRE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
000 756 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
108 426 431	HR BROADCAST INVESTMENTS 2004 PTY LTD	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
119 974 597	IBF RESPONSIBLE ENTITY 1 LIMITED	AUSTRALIA
119 974 819	IBF RESPONSIBLE ENTITY 2 LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65754	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
	ISLE OF MAN STEAM PACKET COMPANY LIMITED	UNITED KINGDOM
103675C	ISLE OF MAN STEAM PACKET FINANCE PLC	UNITED KINGDOM
103674C	ISLE OF MAN STEAM PACKET HOLDINGS LIMITED	UNITED KINGDOM
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
111 060 567	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
5807038	LUCY HOLDINGS LIMITED	ENGLAND/WALES
5807032	LUCY INVESTMENTS LIMITED	ENGLAND/WALES
5810402	LUCY PROPERTY INVESTMENTS LIMITED	ENGLAND/WALES
5807034	LUCY VENTURES LIMITED	ENGLAND/WALES
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 308 466	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA
115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
116 467 031	MACQUARIE (DERRIMUT) PTY LIMITED	AUSTRALIA
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
114 018 370	MACQUARIE (VPC) PTY LIMITED	AUSTRALIA
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 798	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
CR-121760	MACQUARIE AIRCRAFT LEASING NO.1 LIMITED	CAYMAN ISLANDS

075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
	MACQUARIE ASSET LEASING TRUST	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
058 056 616	MACQUARIE ASSET SERVICES (ACT) PTY LIMITED	AUSTRALIA
010 795 794	MACQUARIE ASSET SERVICES (QLD) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE ASSET SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE ASSET SERVICES (WA) PTY LIMITED	AUSTRALIA
081 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
	MACQUARIE BRASIL LIMITADA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
4265301	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
	MACQUARIE COOK ENERGY, LLC	UNITED STATES
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA

082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 826 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
170.3.028.960-5	MACQUARIE DIVERSIFIED INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
363606	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
083 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
076 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
112 017 919	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	AUSTRALIA
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
118 517 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
5645886	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
155537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
43-2082900	MACQUARIE FUND ADVISOR, LLC	UNITED STATES
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
001 902 165	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
	MACQUARIE FUTURES USA INC	UNITED STATES
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	ENGLAND/WALES
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
5622726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND

599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
2428034/6809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
991311787/3075842	MACQUARIE INC	UNITED STATES
116 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA
11-90696	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
58340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 916	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LIMITED	CANADA
	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
061 160 558	MACQUARIE INTERNATIONAL CAPITAL ADVISORS PTY LIMITED	AUSTRALIA
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 960 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
37186	MACQUARIE INTERNATIONAL REAL ESTATE FUND LIMITED	BERMUDA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
	MACQUARIE INVESTMENT HOLDINGS INC	UNITED STATES
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	ENGLAND/WALES
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133609	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
119 106 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 164	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES

001156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
05867292	MACQUARIE LEASING LIMITED	UNITED KINGDOM
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
5645698	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	UNITED KINGDOM
5708696	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 3 LIMITED	ENGLAND/WALES
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	UNITED KINGDOM
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	UNITED KINGDOM
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE LPT HOLDINGS 2 PTY LIMITED	AUSTRALIA
117 033 226	MACQUARIE LPT HOLDINGS PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3669351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
	MACQUARIE NEWTON JAPAN MARKET NEUTRAL FUND	AUSTRALIA
086 438 995	MACQUARIE NEWTON SPECIALIST FUNDS MANAGEMENT LIMITED	AUSTRALIA
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
106 230 979	MACQUARIE OFFICE FINANCE PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
063 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
092 552 611	MACQUARIE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
112 561 501	MACQUARIE PRINCIPAL LIMITED	AUSTRALIA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA

0199-01-039825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
084 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 676 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
003 420 460	MACQUARIE PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
623285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 916 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
1259575	MACQUARIE REAL ESTATE FINANCIAL CONSULTING INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
115 524 028	MACQUARIE RETIREMENT ASSET MANAGEMENT LIMITED	AUSTRALIA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
	MACQUARIE SC HOLDINGS INC	UNITED STATES
	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080/8809385	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA, REPUBLIC OF
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
	MACQUARIE SECURITIES LIMITED (KOREA BRANCH)	KOREA, REPUBLIC OF
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 269 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
	MACQUARIE SMALL CAP ROADS HOLDINGS, LLC	UNITED STATES
	MACQUARIE SMALL CAP ROADS, LLC	UNITED STATES
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
	MACQUARIE SPAIN S.L.	SPAIN
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA

392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
080 218 646	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
-	MACQUARIE-IMM INVESTMENT MANAGEMENT LIMITED	KOREA
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY LIMITED	AUSTRALIA
116 208 603	MACT NETWORK PTY LIMITED	AUSTRALIA
117 213 064	MACT PAYMENTS PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
38467C	MAGIC HOLIDAYS LIMITED	UNITED KINGDOM
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
40165C	MANNIN LINE LIMITED	UNITED KINGDOM
34185	MANX SEA TRANSPORT GUERNSEY LIMITED	UNITED KINGDOM
1899C	MANX SEA TRANSPORT LIMITED	UNITED KINGDOM
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
44918	MAYVEN INTERNATIONAL LIMITED	BRITISH VIRGIN ISLANDS
5842104	MAYVEN UK PLC	ENGLAND/WALES
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 236 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
20-404460	MERCATOR CONSULTING INC	UNITED STATES
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	BRITISH VIRGIN ISLANDS
	MGIG LUXEMBOURG S.A.R.L.	OTHER
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES
5841526	MGIG UK LIMITED	ENGLAND/WALES
	MGIG US HOLDINGS LLC	UNITED STATES
BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
	MIOM 1 LIMITED	UNITED KINGDOM
	MIOM 2 LIMITED	UNITED KINGDOM
114530C	MIOM LIMITED	UNITED KINGDOM
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
	MJL JET LTD	JAPAN
20- 1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
38202	MOTO INTERNATIONAL HOLDINGS LIMITED	BERMUDA
5754538	MOTO INVESTMENTS LIMITED	ENGLAND/WALES

117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
002 526 810	MXMM LEASE MANAGEMENT PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 541 713	MXMM NOMINEES ACT PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
003 650 244	MXMM SUPERANNUATION (NO.2) PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 606 915	MXMM THIRTY-FOURTH AVIATION LEASING PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
008 607 136	MXMM TWENTY-THIRD AVIATION LEASING PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
007 226 324	OLD BRAMPTON CORPORATION PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 509 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
	OPEN TELECOMMUNICATIONS (NETHERLANDS), B.V.	NETHERLANDS
	OPEN TELECOMMUNICATIONS BRASIL, LTDA	BRAZIL
	OPEN TELECOMMUNICATIONS NORTH AMERICA INC	UNITED STATES
008 648 324	OPHIDIAN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
005 657 912	ORNATE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
071 952 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
008 586 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
180547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
119 105 896	PIB PROJECT CO F PTY LIMITED	AUSTRALIA
052 195 427	PLACATE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
5582630	POLDANCO 3 LIMITED	ENGLAND/WALES
003 260 900	PRAEN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
079 990 588	PRINCIPLE HOLDINGS NO 2 PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
	PUMA MASTERFUND S3	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
118 472 441	RANSHAR PTY LTD	AUSTRALIA
008 656 960	RECONNOITRE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
110 356 968	REGIONAL MEDIA NO.2 PTY LIMITED	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
007 328 641	RESINAL PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
WK-119866	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
065 308 894	RP DEVELOPMENTS PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
056 010 121	S2NET LIMITED	AUSTRALIA
010 068 881	SAMSPIN PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
007 332 425	SECOND RESINAL PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
071 878 021	SECURE AUSTRALIA II LIMITED (IN LIQUIDATION)	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
	SMARTE CARTE CORPORATION	UNITED STATES
	SMARTE CARTE INC.	UNITED STATES
008 508 030	SPAL LIMITED	AUSTRALIA
69553C	SPC LIMITED	UNITED KINGDOM
24330C	SPIOM LIMITED	UNITED KINGDOM
108295C	STEAM PACKET (LIVERPOOL) LIMITED	UNITED KINGDOM
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
078 327 983	SYDNEY ROADS MANAGEMENT LIMITED	AUSTRALIA

113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
002 325 868	TALAMBA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
108297C	THE STEAM PACKET GROUP LTD	UNITED KINGDOM
008 603 825	TOTARA PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
084 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
008 593 351	TYWYN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
116 908 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 986	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
115 793 685	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 622	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
BC0742711	VANCOUVER HEALTH HOLDINGS LTD	CANADA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
20-2384759	WILDORADO WIND HOLDINGS, INC	UNITED STATES
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY
	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532426	YBR FEEDER GP LIMITED	ENGLAND/WALES
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE 'B'

This is the annexure marked 'B' of 3 page referred to in the Notice of Initial Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
21 July 2006

ARROW ENERGY NL

ABN 73 078 521 936

SENDER TO KEEP
CN5305219

Registered Office:
L13, 10 Eagle Street
BRISBANE QLD 4000

COPY

SHARE ACCEPTANCE FORM

Use this form to accept the Offer dated 7 June 2006 by Arrow Energy NL ABN 73 078 521 936 ("AOE") to acquire all your ordinary shares in CH4 Gas Limited ABN 17 106 565 440 ("CHX"):

This is an important document. If you do not understand it, please consult your financial or other professional advisor immediately.

BOND STREET INVESTMENTS PTY LTD
C/- JETTE PASKIN
GPO BOX 4294
SYDNEY NSW 1164

SRN/HIN I40013787265

Subregister: ISSUER

Number of your CHX Shares: 39,335,150

Consideration:
2.15 AOE Shares for each CHX Share; and
2 AOE Options with an exercise price of $0.75 and expiry date 1 December 2008, for every 5 CHX Shares.

Step 1 Check your details above

If any of the above details are incorrect, please amend them and initial the alterations.
By returning a validly signed form you are accepting the Offer for all of your CHX Shares.

Step 2 For Issuer Sponsored Holdings

If your CHX Shares are in an Issuer Sponsored Holding (check your details to the right – if your SRN/HIN begins with an "I" this indicates that your CHX Shares are held on the Issuer Sponsored Subregister) or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of your CHX Shares, to accept the Offer you must **sign in the box below and return this form.**

Step 2 For CHESS Holdings

If your CHX Shares are held on the CHESS Subregister, to accept the Offer you can either:

- Contact your Controlling Participant – normally your broker (**If you do that, you do not need to return this form**); OR
- If you want us to contact your broker on your behalf, write their details here. (Broker details for CHESS Subregister only)

Broker's name ____________________

Address ____________________

____

Broker's telephone number ____________________

AND

sign in the box below and return this form. You must ensure that this form is received by us in sufficient time before the end of the Offer Period to enable us to instruct your broker to effect acceptance of the Offer on CHESS during business hours.

Step 3 Sign in the box below

By signing in the box below, you accept the Offer (as indicated in Step 1 above) on and subject to the terms and conditions of the Offer, and you acknowledge the effect of your acceptance as set out in clause 7 of Appendix 1 of the Bidder's Statement (and agree to accept AOE Shares and AOE Options to which you become entitled). If you have a CHESS Holding, you authorise us to give instructions to your Controlling Participant (normally your broker) in accordance with clause 7 (h) of Appendix 1 of the Bidder's Statement.

If you sign this form under a power of attorney, you must send a certified copy of the power of attorney with this form. For a deceased estate, all the executors and administrators must sign, and they must send the probate or letters of administration with this form. In this Acceptance Form, "us" refers to AOE.

~~Individual or first joint Shareholder 1~~	~~Shareholder 2~~	~~Shareholder 3~~
THE COMMON SEAL OF BOND STREET INVESTMENTS PTY LIMITED WAS HEREUNTO AFFIXED IN ACCORDANCE WITH THE COMPANY'S CONSTITUTION	[signature]	RL Backwell 06/06
~~Sole Director and Sole Secretary~~	~~Director/Secretary~~ Director	Director

BOND STREET INVESTMENTS PTY. LIMITED Common Seal A.C.N. 008 808 924

Please provide a contact name and business hours telephone number so that we can contact you if necessary.

Contact name	Telephone number – Business hours	Date
ROBERT BACKWELL	(02) 9635-9313	26/06/2006

Individual or joint Shareholders – each Shareholder must sign; Companies – companies may execute this in ...

ARROW ENERGY NL

ABN 73 078 521 936

Registered Office: BRISBANE QLD 4000

SHARE ACCEPTANCE FORM

Use this form to accept the Offer dated 7 June 2006 by Arrow Energy NL ABN 73 078 521 936 ("AOE") to acquire all your ordinary shares in CH4 Gas Limited ABN 17 106 565 440 ("CHX").

This is an important document. If you do not understand it, please consult your financial or other professional advisor immediately.

015/0006

MACQUARIE INVESTMENT TRUST
IIIA (by its Responsible Entity, Macquarie Direct Investment A Limited)
C/- JETTE PASKIN
GPO BOX 4294
SYDNEY NSW 2000

SRN/HIN 140013767397

Subregister: ISSUER

Number of your CHX Shares: 4,174,742

Consideration:
2.15 AOE Shares for each CHX Share; and
2 AOE Options with an exercise price of $0.75 and expiry date 1 December 2006, for every 5 CHX Shares.

Step 1 Check your details above

If any of the above details are incorrect, please amend them and initial the alterations.
By returning a validly signed form you are accepting the Offer for all of your CHX Shares.

Step 2 For Issuer Sponsored Holdings

If your CHX Shares are in an Issuer Sponsored Holding (check your details to the right – if your SRN/HIN begins with an "I" this indicates that your CHX Shares are held on the Issuer Sponsored Subregister) or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of your CHX Shares, to accept the Offer you must **sign in the box below and return this form.**

Step 2 For CHESS Holdings

If your CHX Shares are held on the CHESS Subregister, to accept the Offer you can either:

- Contact your Controlling Participant – normally your broker (**if you do that, you do not need to return this form**); **OR**
- If you want us to contact your broker on your behalf, write their details here. (Broker details for CHESS Subregister only)

Broker's name ______

Address ______

______

Broker's telephone number ______

AND

sign in the box below and return this form. You must ensure that this form is received by us in sufficient time before the end of the Offer Period to enable us to instruct your broker to effect acceptance of the Offer on CHESS during business hours.

Step 3 Sign in the box below

By signing in the box below, you accept the Offer (as indicated in Step 1 above) on and subject to the terms and conditions of the Offer, and you acknowledge the effect of your acceptance as set out in clause 7 of Appendix 1 of the Bidder's Statement (and agree to accept AOE Shares and AOE Options to which you become entitled). If you have a CHESS Holding, you authorise us to give instructions to your Controlling Participant (normally your broker) in accordance with clause 7 (h) of Appendix 1 of the Bidder's Statement.

If you sign this form under a power of attorney, you must send a certified copy of the power of attorney with this form. For a deceased estate, all the executors and administrators must sign, and they must send the probate or letters of administration with this form. In this Acceptance Form, "us" refers to AOE.

~~Individual or First Joint Shareholder~~	~~Shareholder 2~~	~~Shareholder 3~~
THE COMMON SEAL OF Macquarie Direct Investment A LIMITED WAS HEREUNTO AFFIXED IN ACCORDANCE WITH THE COMPANY'S CONSTITUTION:	[signature]	R Backwell 12/06
~~Sole Director and Sole Secretary~~	~~Director~~/Secretary Caroline Webb	Director

MACQUARIE DIRECT INVESTMENT A LIMITED Common Seal A.C.N. 084 828 478

Please provide a contact name and business hours telephone number so that we can contact you if necessary.

ROBERT BACKWELL (02) 9635-9313 26/06/2006
Contact name / Telephone number – Business hours / Date

Individual or Joint Shareholders – each Shareholder must sign; Companies – companies may execute this in any way allowed by law.

You must complete, sign and return this Acceptance Form so that it is received at one of the addresses shown overleaf BEFORE the Offer closes (see below). If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope for shareholders with an Australian address.

The Directors reserve the right to make amendments to this form where appropriate. Please refer to the instructions overleaf.

For further information about the terms of the Offer or how to accept the Offer please call the AOE Offer Shareholder Information Line on **1800 645 237 (toll free for callers in Australia)** or **+61 2 8280 7585 (callers outside Australia).**

THE OFFER WILL CLOSE AT 5:00PM BRISBANE TIME ON 7 JULY 2006 (unless the Offer is withdrawn or extended).

400037250852

CHX TKO001

ARROW ENERGY NL
ABN 73 078 521 936

Registered Office
10 Eagle Street
BRISBANE QLD 4000

SHARE ACCEPTANCE FORM

Use this form to accept the Offer dated 7 June 2006 by Arrow Energy NL ABN 73 078 521 936 ("AOE") to acquire all your ordinary shares in CH4 Gas Limited ABN 17 106 565 440 ("CHX").

This is an important document. If you do not understand it, please consult your financial or other professional advisor immediately.

MACQUARIE INVESTMENT TRUST
IIIB (by its Responsible Entity, Macquarie Direct Investment B Limited)
C/- JETTE PASKIN
GPO BOX 4294
SYDNEY NSW 2000

SRN/HIN I40013787427

Subregister: ISSUER

Number of your CHX Shares: 4,201,966

Consideration:
2.15 AOE Shares for each CHX Share; and
2 AOE Options with an exercise price of $0.75 and expiry date 1 December 2006, for every 5 CHX Shares.

Step 1 Check your details above

If any of the above details are incorrect, please amend them and initial the alterations.
By returning a validly signed form you are accepting the Offer for all of your CHX Shares.

Step 2 For Issuer Sponsored Holdings

If your CHX Shares are in an Issuer Sponsored Holding (check your details to the right – if your SRN/HIN begins with an "I" this indicates that your CHX Shares are held on the Issuer Sponsored Subregister) or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of your CHX Shares, to accept the Offer you must **sign in the box below and return this form.**

Step 2 For CHESS Holdings

If your CHX Shares are held on the CHESS Subregister, to accept the Offer you can either:

- Contact your Controlling Participant – normally your broker **(If you do that, you do not need to return this form); OR**
- If you want us to contact your broker on your behalf, write their details here. (Broker details for CHESS Subregister only)

Broker's name ____________________

Address ____________________

____

Broker's telephone number ____________________

AND

sign in the box below and return this form. You must ensure that this form is received by us in sufficient time before the end of the Offer Period to enable us to instruct your broker to effect acceptance of the Offer on CHESS during business hours.

Step 3 Sign in the box below

By signing in the box below, you accept the Offer (as indicated in Step 1 above) on and subject to the terms and conditions of the Offer, and you acknowledge the effect of your acceptance as set out in clause 7 of Appendix 1 of the Bidder's Statement (and agree to accept AOE Shares and AOE Options to which you become entitled). If you have a CHESS Holding, you authorise us to give instructions to your Controlling Participant (normally your broker) in accordance with clause 7 (h) of Appendix 1 of the Bidder's Statement.

If you sign this form under a power of attorney, you must send a certified copy of the power of attorney with this form. For a deceased estate, all the executors and administrators must sign, and they must send the probate or letters of administration with this form. In this Acceptance Form, "us" refers to AOE.

~~Individual or first joint Shareholder 1~~	~~Shareholder 2~~	~~Shareholder 3~~
THE COMMON SEAL OF Macquarie Direct Investment B LIMITED WAS HEREUNTO AFFIXED IN ACCORDANCE WITH THE COMPANY'S CONSTITUTION	[signature]	R Backwell
~~Sole Director and Sole Company Secretary~~	Director/Secretary Caroline Webb	Director

05/06

Common Seal — Macquarie Direct Investment B Limited A.C.N. 094 828 437

Please provide a contact name and business hours telephone number so that we can contact you if necessary.

ROBERT BACKWELL	(03) 9635-9312	26/06/2006
Contact name	Telephone number – Business hours	Date

Individual or joint Shareholders – each Shareholder must sign; Companies – companies may execute this in any way allowed by law.

You must complete, sign and return this Acceptance Form so that it is received at one of the addresses shown overleaf BEFORE the Offer closes (see below). If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope for shareholders with an Australian address.

The Directors reserve the right to make amendments to this form where appropriate. Please refer to the instructions overleaf.

For further information about the terms of the Offer or how to accept the Offer please call the AOE Offer Shareholder Information Line on **1800 645 237 (toll free for callers in Australia)** or **+61 2 8280 7585 (callers outside Australia).**

THE OFFER WILL CLOSE AT 5:00PM BRISBANE TIME ON 7 JULY 2006 (unless the Offer is withdrawn or extended).

400037250871

CHX TKO001

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	46,058
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,666 @ $26.05 2,476 @ $28.74 750 @ $30.51 6,166 @ $32.75 35,000 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	46,058 on 21/07/06

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
245,751,724	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
30,379,671	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 July 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Barrie R Martin
Date of last notice	15 June 2006
Date that director ceased to be director	20 July 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
- 9,535 Macquarie Bank Limited (MBL) fully paid ordinary shares (of which 6,252 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); - 17,146 Macquarie Airports stapled securities; - 100 Southern Cross FLIERS Trust $100 units; and - 12,500 Macquarie Capital Alliance Group stapled securities.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
- MBL shares held by Wolli Investments Pty Limited, a company in which Barrie Martin has a relevant interest;	- 585 MBL fully paid ordinary shares;
- MBL unlisted options held by Bond Street Custodians Limited on trust for Barrie Martin; and	- 700 MBL unlisted options exercisable at $34.71 each and expiring on 2 August 2006; and
- Macquarie Office Trust units held by Wolli Investments Pty Limited, a company in which Barrie Martin has a relevant interest.	- 25,320 Macquarie Office Trust units.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Dated 20 July 2006

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 3333
Facsimile:
(02) 8232 4330

Email Address
dennis.leong@macquarie.com

Please telephone
Caroline Webb on
02 8232 2866
if complete transmission
not received.

Company Secretarial

Attention Company Announcements Office | **Date** 20 July 2006

Company Australian Stock Exchange

Pages 1 (incl. this page)

From Dennis Leong | **Priority** Routine

ASX Release

Macquarie Bank Limited - Correction - Resolution 5 Not Passed at 2006 Annual General Meeting

Further to the earlier announcement of 20 July 2006, please be advised that resolution 5, the proposed election of Mr Stephen Mayne to the board of Macquarie Bank Limited was not passed.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 3333
Facsimile:
(02) 8232 4330

Email Address
dennis.leong@macquarie.com

Please telephone
Caroline Webb on
02 8232 2855
if complete transmission
not received.

Company Secretarial

Attention	Company Announcements Office	**Date**	20 July 2006
Company	Australian Stock Exchange		
		Pages	47 (incl. this page)
From	Dennis Leong	**Priority**	Routine

MACQUARIE
BANK

ASX Release

Macquarie Bank Limited - Amended Constitution

Please be advised that shareholders resolved to adopt a new constitution at today's Annual General Meeting.

In accordance with Listing Rule 15.4.2, a copy of the new constitution is appended to this notification.

Yours faithfully

Dennis Leong
Company Secretary

CONSTITUTION

OF

MACQUARIE BANK LIMITED

ACN 008 583 542

CONTENTS

1. DEFINITIONS

In this Constitution:

"Article" means a particular article of this Constitution as amended from time to time;

"Board" means all or some of the Voting Directors acting as a board;

"business day" has the meaning assigned to it for the purpose of the Listing Rules;

"Company" means Macquarie Bank Limited ACN 008 583 542 and whatever its name may be from time to time;

"Constitution" means this constitution as amended from time to time;

"Corporations Act" means the Corporations Act 2001 (Cth) as amended, supplemented or replaced from time to time;

"CS Facility" has the same meaning as prescribed CS facility in the Corporations Act.

"CS Facility Operator" means the operator of a CS Facility.

"Director" means either a Voting Director (and where appropriate includes an alternate Voting Director) or a Non-Voting Director;

"Exchange" means Australian Stock Exchange Limited;

"Executive Voting Directors" means Voting Directors who are employees of the Company;

"Listed" means in relation to the Company, the Company's shares being quoted securities on the Exchange;

"Listing Rules" means the Listing Rules of the Exchange and any other rules of the Exchange which are applicable while the Company is admitted to the Official List of the Exchange, each as amended or replaced from time to time, except to the extent of any express written waiver by the Exchange;

"Non-Executive Voting Directors" means Voting Directors who are not employees of the Company;

"Non-Voting Director" means a person appointed to be a Non-Voting Director pursuant to Article 54;

"Operating Rules" means the operating rules of a CS Facility regulating the settlement, clearing and registration of uncertificated shares as amended, varied or waived (whether in respect of the Company or generally) from time to time.

"seal" means the common seal of the Company and includes any official seal of the Company;

"secretary" means any person appointed to perform the duties of a secretary of the Company;

"share" means a share in the capital of the Company;

"subsidiary" has the meaning assigned to that word in the Corporations Act;

"Voting Directors" means the Directors granted power by this Constitution to manage the business of the Company as the Board; and

"Voting Share" has the same meaning as used in the Corporations Act.

2. INTERPRETATION

(1) In this Constitution:

(a) words importing any gender include all other genders;

(b) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(c) the singular includes the plural and vice versa;

(d) unless the contrary intention appears in this Constitution, a reference to a law or a provision of a law includes amendments, re-enactments or replacements of that law or the provisions, whether by the State or the Commonwealth of Australia;

(e) unless the contrary intention appears in this Constitution, an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Corporations Act, the same meaning as in that provision of the Corporations Act; and

(f) headings are inserted for convenience and do not affect the interpretation of this Constitution.

(2) **Replaceable Rules not to Apply**

The provisions of the Corporations Act that apply as replaceable rules are displaced by this Constitution and accordingly do not apply to the Company.

(3) **Primacy of Listing Rules**

(a) This Constitution is to be interpreted subject to the Corporations Act and the Listing Rules.

(b) Whilst any of the securities of the Company are Listed, the Company must comply with the Listing Rules.

3. SHARES

(1) Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Corporations Act and this Constitution, shares in the Company for the time being unissued are under the control of the Voting Directors who may issue, allot or otherwise dispose of the same to such persons on such terms and conditions and at such times and with such preferred, deferred or other special rights or such restrictions whether with regard to dividend, voting, return of capital or otherwise as the Voting Directors determine and for such consideration as the Voting Directors determine.

(2) Without limiting the generality of paragraph (1) of this Article, issued shares shall include fully paid ordinary shares and partly paid ordinary shares.

(3) The Voting Directors have the power to grant to any persons options or other securities with rights of conversion to shares or pre-emptive rights to any shares for any consideration and for any period.

4. (1) Subject to the Corporations Act, any preference shares may be issued on the terms that they are, or at the option of the Company are liable, to be redeemed.

(2) While the share capital is divided into different classes of shares (and, for the purposes of this Article, shares which are partly paid shall be considered a different class) the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class or as otherwise provided by this Constitution) may, whether or not the Company is being wound up, be varied as provided in this Constitution, or with the consent in writing of the holders of three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class.

(3) The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with any necessary changes to every separate meeting of the holders of a class of shares except that:

(a) a quorum is constituted by at least two persons who, between them, hold or represent one-third of the issued shares of the class (unless only one person holds all of the shares of the class, in which case that person constitutes a quorum); and

(b) any holder of shares of the class, present in person or by proxy, or attorney or representative, may demand a poll.

(4) The Company is not bound to issue more than one certificate or statement for Shares held jointly by several persons.

5. PREFERENCE SHARES

(1) In this Article 5:

Fully Franked Dividend means a dividend the whole of which is taken to have been franked under section 160AQF of the Tax Act.

Holder means the person or persons for the time being registered as the holder of a Preference Share.

Issue Price means the issue price of the Preference Share specified in the Terms of Issue.

Ordinary Share means an ordinary fully paid share in the Company.

Preference Share has the same meaning as used in the Corporations Act.

Tax Act means the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997 (as amended).

Terms of Issue means the terms of issue determined by the Directors under Article 3(1) and upon which a Preference Share is issued.

(2) In the event of any inconsistency between this Article 5 and any other Article, this Article prevails.

(3) The Voting Directors may in accordance with Article 3(1) issue and allot any share on the footing that it is a Preference Share which confers on the Holder the rights set out in this Article 5 and in its Terms of Issue.

(4) The rights attached to a class of Preference Shares may not be varied or abrogated except:

(a) with the consent in writing of the Holders of three-quarters of the Preference Shares in that class; or

(b) with the sanction of a special resolution passed at a meeting of the Holders of those Preference Shares.

(5) Any:

(a) issue of equity securities; or

(b) conversion of existing securities to other securities,

ranking in priority to an existing class of Preference Shares is for the purposes of this Article 5 a variation of the rights attaching to those Preference Shares.

(6) Any Preference Shares may be issued on the terms that they are, or at the option of the Company are liable, to be redeemed. Subject to the Corporations Act and the Terms of Issue, the Company may, at any time and from time to time out of any profits or moneys of the Company which may be lawfully applied for that purpose, redeem all or any of the Preference Shares by paying to the Holder in respect of each Preference Share so redeemed an amount equal to the amount payable on redemption, determined under the Terms of Issue.

(7) A Preference Share confers on the Holder the right to dividends specified in its Terms of Issue. The dividends may be cumulative or non-cumulative and may include base, supplementary and other components.

(8) The Terms of Issue may also require the dividend to be a Fully Franked Dividend and provide for an adjustment of the amount of the dividend if it is not a Fully Franked Dividend.

(9) If the Terms of Issue so provide, where a dividend on that class of Preference Shares is not paid in full on the due date, the Company must not without approval of a special resolution passed at a separate meeting of Holders:

(a) declare or pay a cash dividend or make any distribution in respect of shares or any class of shares other than that class of Preference Shares or any other class of Preference Share ranking ahead of that class for payment of dividends or distributions of that type;

(b) redeem, reduce, cancel or acquire for any consideration any share capital of the Company; or

(c) set aside any cash or property or establish any sinking fund for anything referred to in (a) or (b),

until such time as is specified in the Terms of Issue.

(10) Each Preference Share ranks ahead of all Ordinary Shares in the Company:

(a) for the payment of dividends; and

(b) in a winding up of the Company, for payment of an amount equal to its Issue Price.

(11) Unless otherwise specified in the Terms of Issue, a Preference Share carries no right to participate in the profits or assets of the Company (whether surplus or otherwise) except for payment of dividends and, in a winding up, for payment of an amount equal to its Issue Price.

(12) Unless otherwise specified in the Terms of Issue, a Preference Share carries no right to participate in any issues of Ordinary Shares or other securities.

(13) Each Holder has the right to receive notices of all general meetings (and documents included with those notices) and to attend and speak at general meetings but with no right to move or second resolutions or vote at a general meeting, except in any one or more of the following circumstances:

(a) if at the time of commencement of the meeting a dividend (or part of a dividend) on the Preference Shares held by that Holder is in arrears;

(b) on a proposal to reduce the Company's share capital;

(c) on a resolution to approve the terms of a buy-back agreement;

(d) on a proposal that affects rights attaching to a Preference Share held by that Holder;

(e) on a proposal to wind up the Company;

(f) on a proposal for the disposal of the whole of the Company property, business and undertaking;

(g) during the winding up of the Company; and

(h) on such other matters as are specified in the Terms of Issue and permitted by the Listing Rules.

(14) A Preference Share converts or is convertible into an Ordinary Share (or, if specified in the Terms of Issue, other security of the Company) in the circumstances and on the terms set out in the Terms of Issue.

6. RECOGNITION OF INTERESTS

(1) Except as required by law, the Company shall not recognise a person as holding a share upon any trust.

(2) The Company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any share or unit of a share or (except as otherwise provided by this Constitution or by law) any other right in respect of a share except an absolute right of ownership in the registered holder.

7. LIEN

(1) The Company has a first and paramount lien on:

(a) a partly paid share for all unpaid calls or instalments that are due but unpaid on that share;

(b) all partly paid shares registered in the name of a sole holder for all money presently payable by him or his estate to the Company in respect of those shares;

(c) all money which the Company is required by law to pay, and has paid, in respect of that share;

(d) reasonable interest on the amount due from the date it becomes due until payment; and

(e) reasonable expenses of the Company in respect of the default on payment.

(2) The Voting Directors may at any time exempt a share wholly or in part from the provisions of this Article.

(3) The Company's lien (if any) on a share extends to all dividends and other distributions payable in respect of the share.

(4) If the Company has a lien on shares the Company may apply a holding lock to the shares.

(5) A member must reimburse the Company on demand in writing for all payments the Company makes to a government or taxing authority in respect of the member, the death of a member or the member's shares or any distributions on the member's shares, including dividends, where the Company is either:

(a) required by law to make the relevant payment; or

(b) advised by a lawyer qualified to practice in the jurisdiction of the relevant government or taxing authority that the Company is required by law to make the relevant payment.

The Company is not obliged to advise the member in advance of its intention to make the payment.

(6) The obligation of the member to reimburse the Company is a debt due to the Company as if it were a call on all the member's shares, duly made at the time when the written demand for reimbursement is given by the Company to the member. The provisions of this Constitution relating to non-payment of calls, including payment of interest and sale of the member's shares under lien, apply to the debt.

8. SALE UNDER A LIEN

(1) Subject to paragraph (2) of this Article, the Company may sell, in such manner as the Voting Directors think fit, any shares on which the Company has a lien.

(2) A share on which the Company has a lien shall not be sold unless:

(a) a sum in respect of which the lien exists is presently due and payable; and

(b) the Company has, not less than 14 days before the date of the sale, given to the registered holder for the time being of the share, or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out and demanding payment of such part of the amount in respect of which the lien exists as is presently payable.

9. (1) For the purpose of giving effect to a sale mentioned in Article 8, the Voting Directors may authorise a person to transfer the shares sold to the purchaser of the shares.

(2) The Company shall register the purchaser as the holder of the shares comprised in any such transfer and the purchaser is not bound to see to the application of the purchase money.

(3) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(4) The Company's lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the lien to the transferee.

10. The proceeds of a sale mentioned in Article 8 shall be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) shall (subject to any like lien for sums not presently payable that existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

11. CALLS ON SHARES

(1) Subject to the Listing Rules and the terms of issue of any shares, the Voting Directors may make calls upon the members in respect of any money unpaid on the shares of the members and not by the terms of issue of those shares made payable at fixed times or by reference to a particular event.

(2) Subject to the Listing Rules, the Voting Directors may revoke or postpone a call.

(3) The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a member does not invalidate the call.

12. A call shall be deemed to have been made at the date specified by the resolution of the Board or if there is no date specified the date when the resolution of the Voting Directors authorising the call was passed. A reference to a resolution of the Board or of Voting Directors includes a resolution of a Committee appointed for this purpose. A call may be required to be paid by instalments.

13. JOINT HOLDERS

The joint holders of a share are jointly and severally liable to pay all calls in respect of the shares.

14. REMEDIES FOR UNPAID CALLS

If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment for the sum to the time of actual payment at such rate not exceeding 8% per annum or as the Voting Directors determine, but the Voting Directors may in their discretion waive payment of that interest wholly or in part.

15. Subject to any notice requirements under the Listing Rules, any sum that, by the terms of issue of a share, becomes payable on issue of the share or at a fixed date, is to be taken to be a call

duly made and payable on the date on which by the terms of issue the sum becomes payable. In the case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

16. DIFFERENTIATION BETWEEN SHAREHOLDERS AS TO CALLS

The Voting Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

17. PAYMENT OF CALLS

(1) The Voting Directors shall accept from a member the whole or a part of the amount unpaid on a share at any time although no part of that amount has been called up.

(2) The Voting Directors may authorise payment by the Company of interest upon the whole or any part of an amount so accepted until the amount becomes payable at such rate, not exceeding 8% per annum or as the Voting Directors determine.

18. TRANSFER OF SHARES

(1) Subject to this Constitution and the Listing Rules, a member may transfer all or any of the member's shares:

(a) as provided by the Operating Rules of a CS Facility, if applicable; or

(b) by any other method of transfer which is required or permitted by the Corporations Act and the Exchange.

(2) If a duly completed instrument of transfer:

(a) is used to transfer a share in accordance with Article 18(1)(b); and

(b) is left for registration at the share registry of the Company, accompanied by any information that the Voting Directors properly require to show the right of the transferor to make the transfer,

the Company must, subject to the powers vested in the Voting Directors by this Constitution, register the transferee as the holder of the share.

(3) Except as provided by any applicable Operating Rules of a CS Facility, a transferor of a share remains the holder of the share transferred until the transfer is registered and the name of the transferee is entered in the register of members in respect of the share.

(4) The Company must register all registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without imposing a charge except where a charge is permitted by the Listing Rules.

19. THE BOARD'S POWERS TO DECLINE TO REGISTER

If permitted by the Listing Rules the Voting Directors may:

(a) request any applicable CS Facility Operator to apply a holding lock to prevent a transfer of shares in the Company from being registered on the CS Facility's subregister; or

(b) refuse to register a transfer of shares in the Company to which paragraph (a) does not apply.

20. (1) If, in the exercise of their rights under Article 19, the Voting Directors refuse to register a transfer of shares or request any applicable CS Facility Operator to apply a holding lock they must give in accordance with the Listing Rules, in the case of refusal to register, a written notice of the refusal to the transferee and the broker lodging the transfer (if any) and, in the case of application of a holding lock, a written notice to the holder of the affected securities. Failure to give such notice will not invalidate the decision of the Voting Directors.

(2) The Voting Directors must:

(a) request any applicable CS Facility Operator to apply a holding lock to prevent transfer of shares in the Company from being registered on the CS Facility's subregister; or

(b) refuse to register any transfer of shares in the Company to which paragraph (a) of this Article does not apply,

if:

(c) the Listing Rules require the Company to do so; or

(d) the transfer is in breach of the Listing Rules or a Restriction Agreement.

(3) The Company must retain every instrument of transfer which is registered for two (2) years or for such other period as the Voting Directors determine.

(4) If the Voting Directors refuse registration of a transfer the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

21. CLOSURE OF THE REGISTER

The registration of transfers may be suspended at such times and for such periods as the Voting Directors from time to time determine, not exceeding in the whole 30 days in any year. Closure of the register must be effected in accordance with the Listing Rules and the Operating Rules.

22. TRANSMISSION OF SHARES

In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but this Article does not release the estate of a deceased joint holder from any liability in respect of a share that had been jointly held by him with other persons.

23. (1) Subject to the Bankruptcy Act, 1966 of the Commonwealth and this Constitution, a person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such information being produced as is properly required by the Voting Directors, elect either to be registered himself as holder of the share or to have some other person nominated by him registered as the transferee of the share.

(2) If the person becoming entitled elects to be registered himself he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

(3) If he elects to have another person registered he shall effect a transfer of the share to that other person.

(4) All the limitations, restrictions and provisions of this Constitution relating to the right to transfer, and the registration of transfers of, shares are applicable to any such notice or transfer as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by that member.

24. (1) Where the registered holder of a share dies or becomes bankrupt, his personal representative or the trustee of his estate, as the case may be, is, upon the production of such information as is properly required by the Voting Directors, but subject to this Constitution and the terms of issue of such shares, entitled to the same dividend and other advantages, and to the same rights, duties and obligations (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if he had not died or become bankrupt.

(2) Where 2 or more persons are jointly entitled to any share in consequence of the death of the registered holder they shall, for the purpose of this Constitution, be deemed to be joint holders of the share.

25. If a person entitled to shares because of the mental incapacity of a member gives the Voting Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the shares:

(a) the person may:

(i) by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(ii) by giving a completed transfer form to the Company, transfer the shares to another person; and

(b) the person is entitled, whether or not registered as the holder of the shares, to the same rights as the member.

On receiving an election under paragraph (a)(i), the Company must register the person as the holder of the shares.

A transfer under paragraph (a)(ii) is subject to the Articles that apply to transfers generally.

26. FORFEITURE OF SHARES

(1) If a member fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment the Voting Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued.

(2) The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made and shall state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

27. (1) If the requirements of a notice served under Article 26 are not complied with any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Voting Directors to that effect.

(2) Such a forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

(3) If any share is forfeited under this Article notice of the forfeiture must be given to the member holding the share immediately prior to the forfeiture and an entry of the forfeiture with the date thereof must be made in the register. Any failure to give notice or enter the forfeiture in the register does not invalidate the forfeiture.

28. (1) A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Voting Directors think fit. At any time before a sale, re-allotment or disposition of a share the forfeiture may be cancelled on such terms as the Voting Directors think fit.

(2) The Voting Directors may accept the surrender of any share which they are entitled to forfeit on such terms as they think fit and any share so surrendered is deemed to be a forfeited share.

29. A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares but remains liable to pay to the Company all money that, at the date of forfeiture, was payable by him to the Company in respect of the shares (including interest at the rate of 8% per annum from the date of forfeiture on the money for the time being unpaid if the Voting Directors think fit to enforce payment of the interest and also expenses owing) but his liability ceases if and when the Company receives payment in full of all the money (including interest and expenses) so payable in respect of the shares.

30. A statement in writing declaring that the person making the statement is a Voting Director or a Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

31. (1) The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share and may effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

(2) Upon the transfer being completed, the transferee shall be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

(3) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

32. The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time or by reference to a particular event, as if that sum had been payable by virtue of a call duly made and notified.

33. The Voting Directors may, as a term of the issue of a share, resolve that such share shall be exempted wholly or in part from the provisions of this Constitution as to forfeiture.

34. GENERAL MEETINGS

(1) The Voting Directors may convene a general meeting whenever they think fit.

(2) Notice of a general meeting must be given in accordance with Article 89 and may be given as set out below.

If a member nominates:

(a) an electronic means by which the member may be notified that notices of meeting are available; and

(b) an electronic means the member may use to access notices of meeting,

the Company may give the member notice of the meeting by notifying the member (using the notification means nominated by the member):

(c) that the notice of meeting is available; and

(d) how the member may use the access means nominated by the member to access the notice of meeting.

A notice of meeting given to a member by this electronic means is taken to be given on the business day after the day on which the member is notified that the notice of meeting is available.

(3) Where a general meeting (including an annual general meeting) is convened by the Voting Directors they may by notice, whenever they think fit:

(a) cancel the meeting;

(b) subject to Article 34(5), postpone the holding of the meeting to such date and time reasonably determined by them; or

(c) change the place for the meeting.

This Article 34(3) does not apply to a meeting convened in accordance with the Corporations Act by a single Voting Director, by members, by the Voting Directors on the request of members or to a meeting convened by a court.

(4) Notice of cancellation or postponement or change of place of a general meeting must state the reason for cancellation or postponement and be:

(a) published in a daily newspaper circulating in Australia;

(b) given to ASX; or

(c) subject to the Corporations Act and the Listing Rules, given in any other manner determined by the Voting Directors.

(5) A notice of postponement of a general meeting must specify:

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as, or different from, the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

(6) The number of clear days from the giving of a notice postponing the holding of a general meeting under Article 34(4) to the date specified in that notice for the holding of the postponed meeting must not be less than 14 days.

(7) The only business that may be transacted at a general meeting the holding of which is postponed is the business specified in the original notice convening the meeting.

(8) Where by the terms of an instrument appointing a proxy or attorney or an appointment of a representative of a member:

(a) the appointed person is authorised to attend and vote at a general meeting or general meetings to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of representative,

then, by force of this article, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of representative unless the member appointing the proxy, attorney or representative gives to

the Company at its registered office or in such other manner as the Company determines, notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

(9) The non-receipt of notice of a general meeting or cancellation or postponement of a general meeting by, or the accidental omission to give notice of a general meeting or cancellation or postponement of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting or at a postponed meeting or the cancellation or postponement of a meeting.

(10) A Voting Director is entitled to receive notice of and to attend all general meetings and all separate meetings of the holders of any class of shares in the capital of the Company and is entitled to speak at those meetings.

35. PROCEEDINGS AT GENERAL MEETINGS

(1) The Voting Directors may determine, for the purposes of a particular general meeting, that all the shares that are quoted on ASX at a specified time before the meeting are taken to be held at the time of the meeting by the persons who hold them at the specified time. The determination must be made and published in accordance with the Corporations Act.

(2) No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Save as otherwise provided by this Constitution, five (5) members of the Company entitled to vote, personally present or represented, constitute a quorum.

(3) For the purpose of determining whether a quorum is present, a person attending as a proxy, or as representing a corporation that is a member, shall be deemed to be a member.

36. If a quorum is not present within half an hour from the time appointed for the meeting:

(a) where the meeting was convened upon the requisition of members the meeting shall be dissolved; or

(b) in any other case:

(i) the meeting stands adjourned to such day, and at such time and place, as the Voting Directors determine or, if no determination is made by the Voting Directors, to the same day in the next week at the same time and place; and

(ii) if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the meeting shall be dissolved.

37. (1) If the Voting Directors have elected one of their number as Chairman of their meetings (who may be an Executive Chairman as provided in Article 70) he shall preside as Chairman at every general meeting.

(2) The chairman of a general meeting:

(a) has charge of the general conduct of the meeting and of the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting,

and a decision by the chairman under this Article is final.

(3) Where a general meeting is held and:

(a) a Chairman has not been elected as provided by paragraph (1) hereof; or

(b) the Chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unwilling to act, the Voting Directors present must elect one of their number to be Chairman of the meeting or, if no Voting Director is present or if the Voting Directors present decline to take the chair, the members present shall elect one of their number to be Chairman of the meeting.

38. (1) The chairman of a general meeting may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place, but:

(a) in exercising the discretion to do so, the chairman may, but need not, seek the approval of the members present in person or by proxy, attorney or representative; and

(b) only unfinished business is to be transacted at a meeting resumed after an adjournment.

Unless required by the chairman, a vote may not be taken or demanded by the members present in person or by proxy, attorney or representative in respect of any adjournment.

(2) When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

(3) Except as provided by paragraph (2), it is not necessary to give any notice of any adjournment or of the business to be transacted at an adjourned meeting.

39. (1) At a general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded.

(2) Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

(3) Unless a poll is so demanded, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact without proof of the member or proportion of the votes recorded in favour of or against the resolution.

40. If a poll is effectively demanded:

(a) it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is a resolution of the meeting at which the poll was demanded;

(b) on the election of a chairman or on a question of adjournment, it must be taken immediately;

(c) the demand may be withdrawn; and

(d) the demand does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

41. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, has a casting vote in addition to any deliberative vote.

42. (1) Subject to any rights or restrictions for the time being attached to any share and to this Constitution:

(a) a proxy's authority to speak and vote for a member is not suspended while the member is present at any meeting; and

(b) on a show of hands every person present who is a member or a representative of a member has one vote and on a poll every member present in person or by proxy or attorney has:

(i) one vote for each fully paid share held; and

(ii) that proportion of a vote for any partly paid share held that the amount paid on the partly paid share bears to the total issue price of the share.

(2) For the purposes of Article 42(1), each share which, before 22 July 1996 (being the date of adoption of this Constitution), was classified as a 'Non-Voting Share' under the articles of the Company in force at the time of its issue continues to have attached to it:

(a) the right to vote only in the following circumstances:

(i) upon a proposal to reduce the share capital of the Company;

(ii) upon a proposal that affects rights attached to the share;

(iii) upon a proposal to wind up the Company;

(iv) during the winding up of the Company; and

(b) the right, in those circumstances, to one vote upon a poll.

43. If a share is held jointly and more than one member votes in respect of that share, only the vote of the member whose name appears first in the register of members counts.

44. If a member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, the member's committee or trustee or such other person as properly has the management of their estate may exercise any rights of the member in relation to a general meeting as if the committee, trustee or other person were the member.

45. A member is not entitled to exercise votes attaching to the member's shares at a general meeting unless all calls and other sums presently payable by the member in respect thereof have been paid.

46. A vote given in accordance with the terms of an instrument of proxy or of a power of attorney is valid notwithstanding the previous death or unsoundness or mind of the principal, the revocation of the instrument (or of the authority under which the instrument was executed) or of the power, or the transfer of the share in respect of which the instrument or power is given, if no intimation in writing of the death, unsoundness of mind, revocation or transfer has been received by the Company at the registered office or at such other place as is specified for that purpose in the notice convening the meeting before commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

47. An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a) may not be raised except at that meeting or adjourned meeting; and

(b) must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

48. NUMBER OF VOTING DIRECTORS

Subject to this Constitution the Voting Directors may, by resolution, increase or reduce the maximum or minimum number of Voting Directors (but until so increased or reduced, the maximum number of Voting Directors shall be ten). The Company may also appoint any person to be a Voting Director.

49. NOMINATION OF VOTING DIRECTORS

(1) No person except a retiring Voting Director shall be eligible for election as a Voting Director unless that person has been validly nominated as a candidate for election by a member of the Company.

(2) Nominations must be in writing, executed by the nominating member, accompanied by a consent to nomination signed by the nominee and received by the Company at its registered office no later than the date which the Listing Rules prescribe as the last date on which the Company must accept nominations for election as a director, or if the Listing Rules do not prescribe such a period, 45 business days before the relevant general meeting.

50. APPOINTMENT OF VOTING DIRECTORS

(1) The Voting Directors may at any time appoint any person to be a Voting Director, either to fill a casual vacancy or as an addition to the existing Voting Directors, but so that the total

number of Voting Directors never exceeds the number determined in accordance with this Constitution.

(2) Any Voting Director so appointed must offer himself for re-election by the Company at the next general meeting.

51. COMPULSORY RETIREMENT

(1) At each annual general meeting of the Company, the Voting Directors who must retire from office are determined as follows:

(a) each Voting Director appointed by the Voting Directors under Article 50(1) in accordance with Article 50(2); and

(b) each Voting Director who, if they do not retire from office at that annual general meeting, would hold office past the third annual general meeting following the later of the Voting Director's appointment and last re-election; and

(c) if no Voting Directors are required to retire from office under Article 51(1)(a) or (b), then the Voting Director longest in office since last elected by the Company. If there are two or more Voting Directors who have been in office an equal length of time, then in default of agreement between those Voting Directors, the Voting Director to retire in accordance with this paragraph shall be determined by lot.

None of the Managing Director and any alternate Voting Director is to be taken into account in determining the number of Voting Directors to retire.

(2) Subject to this Constitution a retiring Voting Director holds office until the conclusion of the meeting at which that Voting Director retires but is eligible for re-election.

(3) The Company may by resolution remove any Voting Director before the expiration of his period of office and by resolution appoint another person in his stead in the manner prescribed by the Corporations Act.

(4) The Company may, at a general meeting at which a Voting Director retires, by resolution fill the vacated office by electing a person to that office.

(5) If the vacated office is not filled by election the retiring Voting Director, if available for re-election and not disqualified under the Corporations Act from holding office as a Voting Director, is deemed to have been re-elected unless at that meeting:

(a) it is expressly resolved not to fill the vacated office; or

(b) a resolution for the re-election of that Director is put and lost.

52. REMUNERATION OF VOTING DIRECTORS

(1) The Voting Directors shall be remunerated for acting as such and the total amount or value of such remuneration shall not exceed the maximum aggregate sum from time to time determined by the Company in general meeting and that remuneration shall be divided amongst the Voting Directors in such proportions and manner as the Voting Directors may determine and in default of such determination equally. The remuneration shall be deemed to accrue from day to day.

(2) A person who ceases to be an Executive Voting Director may be paid a benefit in connection with the person's retirement in recognition of past services in an amount determined by the Voting Directors but not exceeding the amount permitted by the Corporations Act. The benefit may take any form that the Voting Directors may determine and may be conferred directly or indirectly to associates and relatives. In this Article 52(2) the term benefit has the same meaning as used in Part 2D.2 of the Corporations Act.

(3) A person who ceases to be a Non-Executive Voting Director may be paid Superannuation Amounts (but only Superannuation Amounts) in connection with the person's retirement in recognition of past services in an amount determined by the Voting Directors but not exceeding the amount permitted by the Corporations Act. Any payment of a Superannuation Amount under this Article will be included in the calculation of the maximum aggregate sum of remuneration in Article 52(1) above. In this Article 52(3) the term Superannuation Amount means the conferring of a benefit directly or payment of a contribution to a fund or entity for the purpose of that fund or entity conferring a benefit in the form of superannuation payments, retiring allowance payments, superannuation gratuity payments or similar payments and includes the making of such arrangements outside Australia. The Superannuation Amount may be paid directly or indirectly to associates or relatives.

(4) The Voting Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Voting Directors or any committee appointed pursuant to Article 67 or general meetings of the Company or otherwise in connection with the business of the Company and, if any Voting Director being willing renders or is called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for any business or purposes of the Company, the Voting Directors may arrange with that Voting Director for a special remuneration to be provided and that special remuneration may be either in addition to or in substitution for his share in the remuneration provided in this Constitution.

53. SHARE QUALIFICATIONS

A Director is not required to have any share qualification.

54. APPOINTMENT OF NON-VOTING DIRECTORS

(1) The Voting Directors or the Company in general meeting may, without limitation as to number, from time to time appoint any person to be a Non-Voting Director and may from time to time terminate any such appointment.

(2) The Voting Directors or the Company in general meeting may from time to time determine (without limiting the power or duties of the Voting Directors) the powers, duties and remuneration of any person so appointed.

(3) A Non-Voting Director, except by the invitation and with the consent of the Voting Directors, does not have any right to attend any meeting of Voting Directors (and in any case has no right to vote thereat).

55. VACATION OF OFFICE

In addition to the circumstances in which the office of a Director becomes vacant by virtue of the Corporations Act, or as may otherwise be provided for in this Constitution, the office of a Director becomes vacant if the Director:

(a) becomes an insolvent under administration;

(b) becomes prohibited from being a Director by reason of an order made under the Corporations Act;

(c) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(d) resigns the office by notice in writing to the Company;

(e) in the case of a Voting Director, is absent either personally or by alternate Voting Director without the consent of the Voting Directors from meetings of the Voting Directors held during a period of 6 months; or

(f) in the case of a Non-Voting Director, ceases to remain in the employment of the Company.

56. POWERS AND DUTIES OF DIRECTORS

(1) Subject to the Corporations Act and to any other provision of this Constitution the business of the Company shall be managed by the Voting Directors (who may delegate such authority as they see fit), who may pay all expenses incurred in promoting and forming the Company and may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by the Company in general meeting.

(2) Without limiting the generality of paragraph (1) hereof, the Voting Directors may exercise all the powers of the Company to borrow money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or to give any other security for a debt, liability or obligation of the Company or of any other person.

57. APPOINTMENT OF AN ATTORNEY

(1) The Voting Directors may, by power of attorney or other written instrument, appoint any person or persons to be the attorney or attorneys of, or to be an authorised person to otherwise act for or on behalf of the Company for such purposes, with such powers, authorities and discretions (being powers, authorities and discretions vested in or exercisable by the Voting Directors) for such period and subject to such conditions as they think fit.

(2) Any such power of attorney or instrument may contain such provisions for the protection and convenience of persons dealing with the attorney or such otherwise authorised persons as the Voting Directors think fit and may also authorise the attorney or authorised persons to delegate all or any of the powers, authorities and discretions vested in the attorney.

58. All cheques, promissory notes, bankers drafts, bills of exchange and other negotiable instruments and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by any 2 Directors or in such other manner as the Voting Directors determine from time to time.

59. (1) The Voting Directors shall cause minutes of all proceedings of general meetings and of meetings of the Voting Directors to be entered in accordance with the Corporations Act after the relevant meeting is held in books kept for that purpose.

(2) Except in the case of documents that are deemed to constitute minutes by virtue of Article 68, those minutes shall be signed by the Chairman of the meeting at which the proceedings took place or by the Chairman of the next succeeding meeting.

60. PROCEEDINGS OF VOTING DIRECTORS

(1) The Voting Directors may meet together for the despatch of business and adjourn and otherwise regulate their meetings as they think fit.

(2) A Voting Director may at any time, and the Secretary shall on the requisition of a Voting Director, convene a meeting of the Voting Directors.

(3) Without limiting the discretion of the Voting Directors to regulate their meetings under paragraph (1) hereof, the Voting Directors may, if they think fit, confer by radio, telephone, closed circuit television or other electronic means of audio or audio-visual communication and a resolution passed by such a conference shall, notwithstanding the Voting Directors are not present together in one place at the time of the conference, be deemed to have been passed at a meeting of the Voting Directors held on the day on which and at the time at which the conference was held. The provisions of this Constitution relating to proceedings of Voting Directors apply so far as they are capable of application and mutatis mutandis to such conferences.

61. (1) Subject to this Constitution, questions arising at a meeting of Voting Directors shall be decided by a majority of votes of Voting Directors present and voting and any such decision shall for all purposes be deemed a decision of the Voting Directors.

(2) Subject to the Listing Rules, in the case of an equality of votes, the Chairman of the meeting has a casting vote in addition to any deliberative vote.

62. OTHER INTERESTS OF DIRECTORS

(1) A Director may hold any other office or place of profit (except that of Auditor) in the Company in conjunction with the office of Director and on such terms as to remuneration and otherwise as the Voting Directors or the Company by resolution may determine.

(2) A Director of the Company may be or become a Director or other officer of or otherwise interested in any corporation promoted by the Company or in which the Company may be interested as a shareholder or otherwise and shall not be accountable to the Company for any remuneration or other benefits received as a Director or officer of or from their interest in the other corporation.

(3) A Director shall not be disqualified by that Director's office from contracting with the Company either as vendor, purchaser or otherwise nor shall such a contract or any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way, whether directly or indirectly, interested be avoided nor shall a Director be liable, by

reason of holding his office, to account to the Company for any profit arising from such a contract or from such contracts or arrangements.

(4) A Voting Director may vote in respect of any contract or arrangement or proposed contract or arrangement in which that Voting Director is in any way, whether directly or indirectly, interested or in respect of any matter arising out of such a contract or arrangement or proposed contract or arrangement and may attest the affixing of the seal to a contract or other document notwithstanding that the Voting Director is in any way, whether directly or indirectly, interested in that contract or other document or in the matter to which that contract or other document relates.

(5) This Article does not affect the duty of a Voting Director:

(a) who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company to declare the nature of the Voting Director's interest at a meeting of the Voting Directors; or

(b) who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with the Voting Director's duties or interest as a Voting Director of the Company to declare at a meeting of the Voting Directors the facts and the nature, character and extent of the conflict.

63. ALTERNATE DIRECTORS

(1) A Voting Director may appoint a person (whether a member of the Company or not) to be an alternate Voting Director in the Voting Director's place during such period as the Voting Director thinks fit, if the Voting Directors approve of the appointment.

(2) An alternate Voting Director is entitled to notice of meetings of the Voting Directors and, if the appointor is not present at such a meeting, is entitled to attend and vote in the appointor's stead but not otherwise.

(3) An alternate Voting Director may exercise all the powers of the appointor except the power to appoint an alternate Voting Director, and subject to the Corporations Act, may perform all the duties of the appointor except to the extent that the appointor has exercised or performed them.

(4) An alternate Voting Director is not required to have any share qualification.

(5) The appointment of an alternate Voting Director may be effected by:

(a) a notice in writing to the Company signed by the appointor; and

(b) Board approval (where the appointor abstains from voting) of the appointment as set out in the notice from the appointor.

(6) The termination of an appointment of an alternate Voting Director shall be effected by a notice in writing signed by the Voting Director who makes or made the appointment and served on the Company.

(7) Whilst acting as a Voting Director, an alternate Voting Director:

(a) is an officer of the Company and not the agent of the appointor; and

(b) is responsible to the exclusion of the appointor for the alternate Voting Director's own acts and defaults.

(8) An alternate Voting Director is not entitled to receive from the Company any remuneration or benefit under Article 52.

(9) The appointment of an alternate Voting Director may be terminated at any time by the appointor even if the period of the appointment of the alternate Voting Director has not expired, and terminates in any event if the appointor ceases to be a Voting Director.

(10) An alternate Voting Director is not to be taken into account separately from the appointor in determining the number of Voting Directors.

(11) A person who is present at a meeting of Voting Directors as an alternate Voting Director has one vote for each absent Voting Director who would be entitled to vote if present at the meeting and for whom that person is an alternate Voting Director and, if that person is also a Voting Director, has one vote as a Voting Director in that capacity.

64. QUORUM

At a meeting of Voting Directors, the number of Voting Directors whose presence is necessary to constitute a quorum shall be not less than one-third of the Voting Directors appointed at such time and provided that at all times the number of Non-Executive Voting Directors present shall be greater than the number of Executive Voting Directors present.

65. In the event of a vacancy or vacancies in the office of a Voting Director or offices of Voting Directors, the remaining Voting Directors may act but, if the number of remaining Voting Directors is not sufficient to constitute a quorum at a meeting of Voting Directors, they may act only for the purpose of increasing the number of Voting Directors to a number sufficient to constitute a quorum or of convening a general meeting of the Company.

66. (1) The Voting Directors shall elect one of their number as Chairman of their meetings and may determine the period for which that person is to hold office. In the case of such a person holding an office or place of profit, as provided under paragraph (1) of Article 62, such person may be styled the "Executive Chairman".

(2) Where such a meeting is held and:

(a) a Chairman has not been elected as provided by paragraph (1) hereof; or

(b) the Chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the Voting Directors present shall elect one of their number to be a Chairman of the meeting.

67. (1) The Voting Directors may delegate any of their powers to a committee or committees consisting of such of their number or such number of the Non-Voting Directors or such other persons as they think fit. Such a committee or committees may consist of only one Director.

(2) The Voting Directors may elect a Chairman of the meetings of such a committee.

(3) A committee to which any powers have been so delegated shall exercise the powers delegated in accordance with any directions of the Voting Directors and a power so exercised shall be deemed to have been exercised by the Voting Directors.

(4) Where the Voting Directors have not elected a Chairman in accordance with paragraph (2) above the members of such a committee may elect one of their number as Chairman of their meetings.

(5) Where such a meeting is held and:

(a) a Chairman has not been elected as provided by paragraph (2) or (4) hereof; or

(b) the Chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the members present may elect one of their number to be Chairman of the meeting.

(6) A committee may meet in person or by the means set out in Article 60(3) (or by any combination of those means) and adjourn and otherwise regulate its meetings as it may determine.

(7) Questions arising at a meeting of a committee shall be determined by a majority of votes of the members present and voting.

(8) In the case of an equality of votes the Chairman has a casting vote in addition to any deliberative vote.

68. (1) If all the Voting Directors have signed a document containing a statement that they are in favour of a resolution of the Voting Directors in terms set out in the document, a resolution in those terms shall be deemed to have been passed at a meeting of the Voting Directors held on the day on which the document was signed and at the time at which the document was last signed by a Voting Director or, if the Voting Directors signed the document on different days, on the day on which, and at the time at which, the document was last signed by a Voting Director. Where a document is so signed, the document shall be deemed to constitute a minute of that meeting.

(2) For the purposes of paragraph (1) hereof, two (2) or more separate documents containing statements in identical terms each of which is signed by one or more Voting Directors shall together be deemed to constitute one document containing a statement in those terms signed by those Voting Directors on the respective days on which they signed the separate documents.

(3) A reference in paragraph (1) hereof to all the Voting Directors does not include a reference to a Voting Director who, at a meeting of Voting Directors, would not be entitled to vote on the resolution, or a reference to an alternate Voting Director whose appointor has signed the document mentioned in paragraph (1).

69. All acts done by any meeting of the Voting Directors or of a committee of Directors or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be a Director or a member of the committee, or to act as a Director, or that a person so appointed was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to be a member of the committee.

70. SENIOR EXECUTIVES

(1) The Voting Directors may from time to time appoint one or more of the Directors to senior executive offices (to be known by such style or title as the Voting Directors determine which may include "Executive Chairman" or "Managing Director" ("Senior Executives")) for such period and on such terms as they think fit and, subject to the terms of any agreement entered into in a particular case, may revoke any such appointment.

(2) Any such appointment automatically terminates if he ceases from any cause to be a Director.

(3) The Managing Director is not subject to retirement under Article 5.

71. A Senior Executive shall, subject to the terms of any agreement entered into in a particular case, receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Voting Directors determine.

72. (1) The Voting Directors may, upon such terms and conditions and with such restrictions as they think fit, confer upon a Senior Executive any of the powers exercisable by them.

(2) Any powers so conferred may be concurrent with, or be to the exclusion of, the powers of the Voting Directors.

(3) The Voting Directors may at any time withdraw or vary any of the powers so conferred on a Senior Executive.

73. SECRETARY

(1) The Voting Directors shall appoint at least one Secretary of the Company and may terminate any such appointment or appointments.

(2) A Secretary of the Company holds office on such terms and conditions, as to remuneration and otherwise, as the Voting Directors determine.

74. SEAL

(1) The Voting Directors shall provide for the safe custody of the seal.

(2) The seal shall be used only by the authority of the Voting Directors, or of a committee of one or more Directors authorised by the Voting Directors to authorise the use of the seal, and every document to which the seal is affixed shall be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Voting Directors to countersign that document or a class of documents in which that document is included.

(3) The Company may have for use in particular places in place of its common seal one or more official seals whose impression shall be identical to that of the common seal of the Company with the addition on its face of the name of every place where it is to be used.

(4) The Company may have a duplicate common seal, which shall be a facsimile of the common seal of the Company with the addition on its face of the words "Share Seal" or "Certificate

Seal" and a certificate referring to or relating to securities of the Company sealed with such a duplicate seal shall be deemed to be sealed with the common seal of the Company.

75. INSPECTION OF RECORDS

Subject to the requirements of the Corporations Act, the Voting Directors shall determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of members other than Voting Directors and a member (or any other person) other than a Voting Director does not have the right to inspect any document of the Company except as provided by law or authorised by the Voting Directors or by the Company in general meeting.

76. DIVIDENDS AND RESERVES

The Voting Directors may declare a dividend.

77. Subject to the Corporations Act, this Constitution and the rights of persons (if any) entitled to shares with special rights to dividend, the Voting Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise the payment or crediting by the Company to, or at the direction of, each member entitled to that dividend.

78. No dividend shall be payable except out of profits. Interest is not payable by the Company in respect of any dividend.

79. (1) The Voting Directors may, before determining that any dividend is payable, set aside out of the profits of the Company such sums as they think proper as reserves to be applied, at the discretion of the Voting Directors, for any purpose for which the profits of the Company may be properly applied.

(2) Pending any such application the reserves may, at the discretion of the Voting Directors, be used in the business of the Company or be invested in such investments as the Voting Directors think fit.

(3) The Voting Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

80. (1) Subject to the rights of persons (if any) entitled to shares with special or restricted rights as to dividends having regard to their terms of issue or this Constitution and subject to paragraph (4) of Article 87, all dividends shall be paid on all of the shares of a particular class.

(2) All dividends shall be apportioned and paid having regard to any portion or portions of the period in respect of which the dividend is paid but, if any share is issued on terms providing that it will rank for dividend as from a particular date, that share ranks for dividend accordingly.

81. The Voting Directors may deduct from any dividend payable to a member all sums of money (if any) presently payable by him to the Company in relation to shares in the Company.

82. (1) The Voting Directors when determining that a dividend is payable may, by resolution, direct payment of the dividend wholly or partly by the distribution of specific assets, including paid up shares in, or debentures of, any other corporation and the Voting Directors shall give effect to such a resolution.

(2) Where a difficulty arises in regard to such a distribution the Voting Directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as the Voting Directors consider expedient.

(3) If a distribution of specific assets to a particular member or members is illegal or, in the Board's opinion, impractical the Board may make a cash payment to the member or members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

83. A dividend, interest or other money payable in cash in respect of shares may be paid using any payment method chosen by the Company, including:

(a) by cheque sent through the post directed to the address in the register of the holder or, in the case of joint holders, to the address of the joint holder first named in the register;

(b) by cheque sent through the post directed to such other address as the holder or joint holder in writing directs; or

(c) by some other method of direct credit determined by the Voting Directors to the holder or holders shown on the register or to such person or place directed by them.

84. ELECTION TO REINVEST DIVIDEND

The Voting Directors may grant to members or any class of members the right to elect to reinvest cash dividends paid by the Company by subscribing for shares in the Company on such terms and conditions as the Voting Directors think fit.

85. ELECTION TO ACCEPT BONUS SHARES IN LIEU OF DIVIDEND

The Voting Directors may determine in respect of any dividend which it is proposed to pay or to declare on any shares of the Company that holders of the shares may elect to forego the right to share in the proposed dividend or part of such proposed dividend and to receive instead an issue of shares credited as fully paid on such terms as the Voting Directors think fit.

86. UNCLAIMED DIVIDENDS

All dividends declared but unclaimed may be invested by the Voting Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

87. CAPITALISATION OF PROFITS AND RESERVES

(1) Subject to paragraphs (3) and (6) hereof the Voting Directors or the Company in general meeting may resolve that it is desirable to capitalise any sum, being the whole or part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to members, and that the sum be applied, in any of the ways mentioned in paragraph (3) hereof, for the benefit of members in the proportions which those members hold fully paid shares in the Company or in accordance with the terms of issue of any shares or in accordance with the terms of paragraph (6) hereof.

(2) The Company shall not pass a resolution as mentioned in paragraph (1) unless the resolution has been recommended by the Voting Directors.

(3) The ways in which a sum may be applied for the benefit of members under paragraph (1) are:

(a) in paying up any amounts unpaid on shares held by members;

(b) in paying up in full unissued shares or debentures to be issued to members as fully paid; or

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

(4) The Voting Directors may, at their absolute discretion but subject to the Listing Rules, when recommending a resolution to be passed pursuant to paragraph (1) determine that each member or some only of the members (to the exclusion absolute or otherwise of any other member or members) shall have the right, subject to such conditions as the Voting Directors may in any particular case specify, to elect to forego that member's entitlement to shares in the sum to be applied for the benefit of members as aforesaid, in respect of all or some of that member's shares, and to participate mutatis mutandis in the capitalisation of another account as referred to in paragraph (1) or to receive a dividend in respect of such shares of such amount as may be determined by the Voting Directors. If the Voting Directors resolve to allow a member or members to make such election each such member may by notice in writing to the Company, given in such form and within such period as the Voting Directors specify, elect to participate in such other account or to receive a dividend in lieu of participation of the sum to be applied for the benefit of members as aforesaid subject to those conditions (if any) as may have been specified by the Voting Directors.

(5) The Voting Directors may do all things necessary to give effect to the resolution under paragraph (1) and, in particular, to the extent necessary to adjust the rights of the members among themselves, may:

(a) make cash payments in cases where shares or debentures become issuable in fractions;

(b) authorise any person to make, on behalf of all or any of the members entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any further shares or debentures; or

(ii) the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement so made is effective and binding on all the members concerned;

(c) fix the value of specified assets; or

(d) vest property in trustees.

(6) The Voting Directors may, at their absolute discretion but subject to the Listing Rules, resolve to apply any sum, being the whole or part of the amount standing to the credit of

any reserve account or the profit and loss account or otherwise available for distribution to members, in paying up unissued shares to be issued to certain members of the Company and not to other members of the Company, as fully paid bonus shares, under the terms of any employee incentive scheme of the Company.

88. NOTICES

(1) The Company may give a document to a member:

(a) personally;

(b) by sending it by post to the address for the member in the register of members or an alternative address nominated by the member;

(c) by sending it to a fax number or electronic address nominated by the member; or

(d) by sending it to the member by other electronic means nominated by the member.

(2) Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice and to have been effected, in the case of a notice of a meeting, on the day after the date of its posting and, in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(3) If a document is sent by fax or electronic transmission, delivery of the document is taken:

(a) to be effected by properly addressing and transmitting the fax or electronic transmission; and

(b) to have been delivered on the day following its transmission.

(4) A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

(5) A notice may be given by the Company to a person entitled to a share in consequence of the death or bankruptcy of a member by serving it on him personally or by sending it to him by post addressed to him by name, or by the title of representative of the deceased or assignee of the bankrupt, or by any like description, at the address (if any) supplied for the purpose by the person or, if such an address has not been supplied, at the address to which the notice might have been sent if the death or bankruptcy had not occurred.

89. Notice of every general meeting shall be given in the manner authorised by Article 88 and in accordance with the Corporations Act and the Listing Rules to persons entitled to receive that notice.

90. WINDING UP

(1) If the Company is wound up the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the Company and may for that purpose set such value as he considers fair upon any property to be so divided and may determine how the division is to be carried out as between the members or different classes of members.

(2) The liquidator may, with the sanction of a special resolution, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributors as the liquidator thinks fit but so that no member is compelled to accept any shares or other securities in respect of which there is any liability.

91. INDEMNITY AND INSURANCE

Indemnity of officers

(1) Every person who is or has been:

(a) a director of the Company or of a wholly-owned subsidiary of the Company; or

(b) a secretary of the Company or of a wholly-owned subsidiary of the Company;

is entitled to be indemnified out of the property of the Company against:

(c) every liability incurred by the person in that capacity (except a liability for legal costs); and

(d) all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity,

unless:

(e) the liability is owed to the Company or to a related body corporate;

(f) the liability is for a pecuniary penalty order under section 1317G of the Corporations Act or a compensation order under section 1317H of the Corporations Act;

(g) the liability is owed to someone other than the Company or a related body corporate and did not arise out of conduct in good faith;

(h) the legal costs are incurred:

(i) in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified because of Article 91(1)(e), (f) or (g); or

(ii) in defending or resisting criminal proceedings in which the person is found guilty; or

(iii) in defending or resisting proceedings brought by the Australian Securities and Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except in responding to actions taken by the Australian Securities and Investments Commission or a liquidator as part of an investigation before commencing proceedings for the court order); or

(iv) in connection with proceedings for relief to the person under the Corporations Act in which the court denies the relief;

(i) the Company is forbidden by statute to indemnify the person against the liability or legal costs; or

(j) an indemnity by the Company of the person against the liability or legal costs would, if given, be made void by statue.

For the purpose of this Article 91, "statute" means a law made by an Australian parliament including State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them.

For the purposes of Article 91(1)(h), the outcome of proceedings is the outcome of the proceedings and any appeal in relation to the proceedings.

(2) The Company may pay or agree to pay, whether directly or through an interposed entity, a premium for a contract insuring a person who has or has had a capacity mentioned in Article 91(1)(a) or (b) against any liability incurred by the person in that capacity, including a liability for legal costs, unless:

(a) the Company is forbidden by statute to pay or agree to pay the premium; or

(b) the contract would, if the Company paid the premium, be made void by statute.

92. RESTRICTED SECURITIES

(1) A person (as that term is defined in the Listing Rules) may not dispose (as that term is defined in the Listing Rules) of restricted securities (and, for the purposes of this Article 92, securities issued by the Company are restricted securities if, and to the extent only that, those securities are restricted securities for the purposes of the Listing Rules) during the escrow period except as permitted by the Listing Rules or the Exchange.

(2) The Company shall refuse to acknowledge a disposal (including registering a transfer) of restricted securities during the escrow period except as permitted by the Listing Rules or the Exchange.

(3) During a breach of the Listing Rules relating to restricted securities, or a breach of a restriction agreement, the holder of the restricted securities is not entitled to any dividend, or voting rights, in respect of the restricted securities.

93. SMALL HOLDINGS

(1) If the Voting Directors determine that a member is a Small Holder or a New Small Holder the Company may give the member a Divestment Notice to notify the member:

(a) that the member is a Small Holder or a New Small Holder, the number of Shares making up and the Market Value of the Small Holding or New Small Holding and the date on which the Market Value was determined;

(b) that the Company intends to sell the Relevant Shares in accordance with this Article after the end of the Relevant Period specified in the Divestment Notice;

(c) if the member is a Small Holder, that the member may at any time before the end of the Relevant Period notify the Company in writing that the member desires to retain the Relevant Shares and that if the member does so the Company will not be entitled to sell the Relevant Shares under that Divestment Notice; and

(d) after the end of the Relevant Period the Company may for the purpose of selling the Relevant Shares that are in a CS Facility holding initiate a holding adjustment to move those Shares from that CS Facility holding to an Issuer Sponsored Holding or certificated holding.

If the Operating Rules of a CS Facility apply to the Relevant Shares, the Divestment Notice must comply with those Operating Rules.

(2) For a Divestment Notice given to a Small Holder, the Relevant Period must be at least six weeks from the date the Divestment Notice was given. For a Divestment Notice given to a New Small Holder, the Relevant Period must be at least seven days from the date the Divestment Notice was given.

(3) At the end of the Relevant Period the Company is entitled to sell on-market or in any other way determined by the Voting Directors:

(a) the Relevant Shares of a member who is a Small Holder, unless that member has notified the Company in writing before the end of the Relevant Period that the member desires to retain the Relevant Shares, in which event the Company must not sell those Relevant Shares under that Divestment Notice; and

(b) the Relevant Shares of a member who is a New Small Holder.

(4) The Company is not bound to sell any Relevant Shares which it is entitled to sell under this Article 93 but unless the Relevant Shares are sold within six weeks after the end of the Relevant Period the Company's right to sell the Relevant Shares under the Divestment Notice relating to those Shares lapses and it must notify the member to whom the Divestment Notice was given accordingly.

(5) To effect the sale and transfer by the Company of Relevant Shares of a member, the member appoints the Company and each Director and Secretary jointly and severally as the member's attorney in the member's name and on the member's behalf to do all acts and things which the Company considers necessary or appropriate to effect the sale or transfer of the Relevant Shares and, in particular:

(a) to initiate a holding adjustment to move the Relevant Shares from a CS Facility holding to an Issuer Sponsored Holding or a certificated holding; and

(b) to execute on behalf of the member all deeds instruments or other documents necessary to transfer the Relevant Shares and to deliver any such deeds, instruments or other documents to the purchaser.

(6) A statement in writing by or on behalf of the Company under this Article 93 is (in the absence of manifest error) binding on and conclusive against a member. In particular, a statement that the Relevant Shares specified in the statement have been sold in accordance with this Part is conclusive against all persons claiming to be entitled to the Relevant Shares and discharges the purchaser from all liability in respect of the Relevant Shares.

(7) The Company must register the purchaser of Relevant Shares as the holder of the Relevant Shares transferred to the purchaser under this article. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Shares transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Company under this Part.

(8) Subject to Article 93(9), where:

(a) Relevant Shares of a member are sold by the Company on behalf of the member under this Article; and

(b) the certificate for the Relevant Shares (unless the Company is satisfied that the certificate has been lost or destroyed or the Relevant Shares are Uncertificated Securities) has been received by the Company,

the Company must, within 60 days of the completion of the sale, send the proceeds of sale to the member entitled to those proceeds by sending a cheque payable to the member through the post to the address of the member shown in the register, or in the case of joint holders, to the address shown in the register as the address of the member whose name first appears in the register. Payment of any money under this article is at the risk of the member to whom it is sent.

(9) In the case of a sale of the Relevant Shares of a New Small Holder in accordance with this Part, the Company is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Company. In any other case, the Company or a purchaser must bear the costs of sale of the Relevant Shares. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the member) payable by the Company in connection with the sale and transfer of the Relevant Shares.

(10) The remedy of a member to whom this article applies, in respect of the sale of the Relevant Shares of that member is expressly limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

(11) Unless the Voting Directors determine otherwise, where a Divestment Notice is given to a New Small Holder in accordance with this Part, then despite any other provision in this Constitution, the rights to receive payment of dividends and to vote attached to the Relevant Shares of that member are suspended until the Relevant Shares are transferred to a new holder or that member ceases to be a New Small Holder. Any dividends that would, but for

this article, have been paid to that member must be held by the Company and paid to that member within 60 days after the earlier of:

(a) the date the Relevant Shares of that member are transferred; and

(b) the date that the Relevant Shares of that member cease to be subject to a Divestment Notice.

(12) If it is a requirement of the Listing Rules, the Company must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by Article 93(13)).

(13) From the date of the announcement of a takeover bid for the Shares until the close of the offers made under the takeover bid, the Company's powers under this Part to sell Relevant Shares of a member cease. After the close of the offers under the takeover bid, the Company may give a Divestment Notice to a member who is a Small Holder or a New Small Holder, despite Article 93(12) and the fact that it may be less than 12 months since the Company gave a Divestment Notice to that member.

(14) In this Article 93:

Divestment Notice means a notice given under Article 93(1) to a Small Holder or a New Small Holder;

Issuer Sponsored Holding means a holding on an electronic sub-register maintained by the Company in accordance with the Listing Rules.

Market Value in relation to a Share means the closing price on SEATS of the Share;

New Small Holder is a member who is the holder or a joint holder of a New Small Holding;

New Small Holding means a holding of Shares created after the date on which Article 93 came into effect by the transfer of a parcel of Shares the aggregate Market Value of which at the time a proper transfer was initiated or a paper based transfer was lodged, was less than a marketable parcel of Shares as provided under the Listing Rules;

Relevant Period means the period specified in a Divestment Notice under Article 93(2);

Relevant Shares are the Shares specified in a Divestment Notice;

Shares for the purposes of Article 93 are shares in the Company all of the same class;

Small Holder is a member who is the holder or a joint holder of a Small Holding; and

Small Holding means a holding of Shares the aggregate Market Value of which at the relevant date is less than a marketable parcel of Shares as provided under the Listing Rules.

ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 3333
Facsimile:
(02) 8232 4330

Email Address
dennis.leong@macquarie.com

Company Secretarial

Please telephone
Caroline Webb on
02 8232 2855
if complete transmission
not received.

MACQUARIE BANK

Attention	Company Announcements Office	**Date**	20 July 2006
Company	Australian Stock Exchange		
		Pages	3 (incl. this page)
From	Dennis Leong	**Priority**	Routine

ASX Release

Macquarie Bank Limited – All Resolutions Passed at 2006 Annual General Meeting and Retirement of Voting Director

In accordance with Listing Rule 3.13.2, please be advised that all eight motions (agenda items two to nine) in the 2006 Notice of Annual General Meeting were passed by the requisite majorities at today's Annual General Meeting, each on a poll demanded at the request of the Chairman.

Summaries of the proxy appointments and poll voting results for the resolutions are attached.

Also, in accordance with Listing Rule 3.16.1, please note that Mr Barrie Martin retired by rotation as a Voting Director of the Bank at the end of the Annual General Meeting and did not seek re-election.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT

Proxy Summary Results

Res	For	Against	Open-Usable	Open-Conditional	Open-Unusable	Abstain	No Instruction	Excluded
2	88,889,789	4,677,597	4,303,185	0	0	1,922,592	27,627,313	0
3	93,187,027	2,110,387	4,353,031	0	0	142,718	27,627,313	0
4	94,104,084	1,017,854	4,346,975	0	0	324,250	27,627,313	0
5	14,767,335	80,529,392	4,299,652	0	0	196,784	27,627,313	0
6	88,459,774	4,231,502	3,082,032	324,109	621,190	1,476,580	27,627,313	1,597,976
7	88,493,612	4,194,328	3,082,032	324,109	623,886	1,477,223	27,627,310	1,597,976
8	88,469,275	4,203,190	3,082,032	324,109	640,866	1,475,715	27,627,313	1,597,976
9	94,989,295	156,672	4,398,443	0	0	248,753	27,627,313	0

Poll Results at Meeting

	Resolution	For	%	Against	%	Abstain
2	To adopt the Remuneration Report of the Bank for the year ended 31 March 2006	126,197,889	93.57	8,677,622	6.43	2,074,157
3	Re-election of Mr HK McCann as a Voting Director	131,428,516	96.07	5,377,321	3.93	145,331
4	Re-election of Mr LG Cox as a Voting Director	131,522,261	96.26	5,103,188	3.74	325,719
5	Election of Mr SD Mayne as a Voting Director	21,241,436	15.53	115,496,862	84.47	212,870
6	Participation of Mr AE Moss in the Macquarie Bank Employee Share Option Plan	127,066,517	95.56	5,910,298	4.44	1,477,296
7	Participation of Mr MRG Johnson in the Macquarie Bank Share Option Plan	127,095,330	95.58	5,879,634	4.42	1,477,939
8	Participation of Mr LG Cox in the Macquarie Bank Employee Share Option Plan	127,071,634	95.57	5,887,855	4.43	1,476,431
9	To adopt the new Constitution	136,515,901	99.87	177,032	0.13	258,235

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,864
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,199 @ $28.74 5,668 @ $30.51 1,333 @ $32.26 5,664 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19,864 on 20/07/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	245,705,666 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,425,729 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 July 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	28 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Bank Limited (MBL) shares held by the Helen Nugent Superannuation Fund, of which Helen Nugent is the sole beneficiary.
Date of change	20 July 2006
No. of securities held prior to change	- 7,447 shares held directly by Helen Nugent (of which 4,644 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and - 3,645 shares held by the Helen Nugent Superannuation Fund.
Class	MBL fully paid ordinary shares
Number acquired	257 shares
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$67.8537 per share
No. of securities held after change	- 7,704 shares held ~~directly by Helen~~ Nugent (of which 4,901 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and - 3,645 shares held by the Helen Nugent Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on-market pursuant to Macquarie Bank Non-Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

20 July 2006

G:\CAG\COS\DLeong\BRD\ASX notices\nugent\hmn20072006.doc

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barrie R Martin
Date of last notice	15 June 2006 but 2 June 2006 re Macquarie Bank Limited ("MBL") shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Bank Limited ("MBL") shares held by Wolli Investments Pty Limited, a company in which Barrie Martin has a relevant interest.
Date of change	20 July 2006
No. of securities held prior to change	MBL shares: • 9,389 MBL shares held directly by Barrie Martin (of which 6,106 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 585 shares held by Wolli Investments Pty Limited.
Class	MBL fully paid ordinary shares
Number acquired	146 shares
Number disposed	Nil

G:\CAG\COS\DLeong\BRD\ASX notices\MARTIN\brm20072006.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$67.8537 per share
No. of securities held after change	MBL shares: • 9,535 MBL shares held directly by Barrie Martin (of which 6,252 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 585 shares held by Wolli Investments Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on-market pursuant to Macquarie Bank Non-Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

20 July 2006

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK AGM

CHAIRMAN'S ADDRESS

THURSDAY 20 JULY 2006

(CHECK AGAINST DELIVERY)

GOOD MORNING LADIES AND GENTLEMEN AND WELCOME TO THE 2006 ANNUAL GENERAL MEETING.

I'M DAVID CLARKE, THE CHAIRMAN OF MACQUARIE BANK AND I'LL BE CHAIRING YOUR MEETING TODAY.

THE COMPANY SECRETARY HAS CONFIRMED THAT A QUORUM IS PRESENT, SO I FORMALLY DECLARE THE MEETING OPEN.

AS WELL AS THOSE SHAREHOLDERS PRESENT IN PERSON, THE HOLDERS OF127 MILLION SHARES, OR APPROXIMATELY 52 PER CENT OF THE BANK'S ORDINARY SHARE CAPITAL, ARE REPRESENTED BY PROXIES.

BEFORE WE GET UNDERWAY, I WOULD LIKE TO INTRODUCE OUR DIRECTORS AND SOME OF OUR SENIOR EXECUTIVES.

ON MY LEFT IS YOUR MANAGING DIRECTOR ALLAN MOSS.

NEXT TO HIM IS THE BANK'S CHIEF FINANCIAL OFFICER GREG WARD, THEN DEPUTY CHAIRMAN MARK JOHNSON AND NON-EXECUTIVE DIRECTORS KEVIN McCANN, BARRIE MARTIN, CATHERINE LIVINGSTONE AND PETER KIRBY.

ON MY RIGHT IS OUR COMPANY SECRETARY, DENNIS LEONG.

NEXT TO HIM ARE NON-EXECUTIVE DIRECTORS HELEN NUGENT, JOHN ALLPASS AND JOHN NILAND, AND EXECUTIVE DIRECTOR LAURIE COX.

LET ME START BY SAYING THAT THERE ARE THREE MAJOR PARTS TO THIS MORNING'S MEETING.

FIRST, I WILL PRESENT AN OVERVIEW OF OUR RESULTS FOR THE PAST FINANCIAL YEAR.

THEN, ALLAN MOSS WILL DISCUSS THE RESULTS IN GREATER DETAIL, INCLUDING INTERNATIONAL DEVELOPMENTS, AS WELL AS PROVIDING AN OUTLOOK STATEMENT FOR THE REMAINDER OF THE CURRENT FINANCIAL YEAR.

FOLLOWING THESE ADDRESSES, WE WILL MOVE TO CONSIDER, DISCUSS AND VOTE ON THE RESOLUTIONS SET OUT IN THE NOTICE OF MEETING.

I WOULD ASK THAT YOU SAVE ANY QUESTIONS AND COMMENTS UNTIL THE COMPLETION OF THE FORMAL PRESENTATIONS.

I WOULD ALSO LIKE TO ADVISE YOU THAT THE USE OF RECORDING DEVICES, PHOTOGRAPHIC EQUIPMENT AND MOBILE PHONES IS NOT PERMITTED AT ANY TIME DURING THE MEETING.

AND, AT THE END OF THE FORMAL PART OF THE MEETING, ALL SHAREHOLDERS ARE INVITED TO JOIN US FOR REFRESHMENTS IN THE FOYER OUTSIDE.

PROFIT

LET ME TURN NOW TO THE RESULTS.

IN THIS CONTEXT, WE WERE PLEASED TO ANNOUNCE SOME WEEKS AGO THAT MACQUARIE BANK ACHIEVED A PROFIT OF $916 MILLION FOR THE YEAR TO 31 MARCH, AN INCREASE OF 13 PER CENT ON THE PREVIOUS YEAR.

HOWEVER, OUR UNDERLYING PROFIT – WHICH MORE ACCURATELY REFLECTS OUR OPERATIONS FOR THE YEAR – WAS 33 PER CENT UP ON THE PREVIOUS YEAR.

THIS UNDERLYING FIGURE EXCLUDES THE IMPACT OF THE NEW ACCOUNTING STANDARDS, AS WELL AS THE LARGE ONE-OFF PROFIT WHICH RESULTED FROM THE FORMATION OF THE MACQUARIE GOODMAN GROUP LAST YEAR.

AS YOU CAN SEE, OUR PROFIT HAS GROWN FROM $250 MILLION JUST FOUR YEARS AGO.

INDEED, 2005/06 MARKS MACQUARIE'S FOURTEENTH SUCCESSIVE YEAR OF RECORD PROFITS.

EPS INCREASE

EARNINGS PER SHARE INCREASED BY 8 PER CENT DURING THE YEAR TO $4 PER SHARE.

AGAIN, AFTER EXCLUDING THE ONE-OFF IMPACTS I MENTIONED EARLIER, UNDERLYING EARNINGS PER SHARE ROSE BY 27 PER CENT.

SINCE 2002, EARNINGS PER SHARE HAVE TRIPLED FROM $1.33 PER SHARE TO CURRENT LEVELS.

DIVIDEND INCREASE

SHAREHOLDERS ALSO ENJOYED HIGHER DIVIDENDS AS A RESULT OF THE PROFIT INCREASE.

THE BANK DECLARED A FINAL DIVIDEND OF $1.25 PER SHARE FULLY FRANKED, UP FROM $1 LAST YEAR.

THIS TOOK TOTAL ORDINARY DIVIDENDS FOR THE YEAR TO $2.15 PER SHARE, A 34 PER CENT INCREASE ON LAST YEAR'S FIGURE OF $1.61.

AS YOU CAN SEE, DIVIDENDS HAVE RISEN CONSISTENTLY WITH THE BANK'S PROFIT GROWTH, FROM 93 CENTS PER SHARE IN 2002 TO CURRENT LEVELS.

IN ADDITION, THE BOARD HAS REINTRODUCED A 2.5 PER CENT DISCOUNT FOR SHAREHOLDERS WHO CHOOSE TO REINVEST THEIR DIVIDENDS IN MACQUARIE BANK SHARES.

INCOME INCREASE

OUR RECORD PROFIT WAS STRUCK ON A 17 PER CENT INCREASE IN INCOME, UP FROM $3.8 BILLION TO $4.4 BILLION.

EXCLUDING THE ONE-OFF IMPACTS PREVIOUSLY REFERRED TO, UNDERLYING INCOME INCREASED BY 32 PER CENT OVER THE PREVIOUS YEAR.

OUR INCOME HAS ALMOST TRIPLED SINCE 2002, FROM $1.6 BILLION TO CURRENT LEVELS.

INTERNATIONAL INCOME GROWTH

THE KEY DRIVER OF THIS INCOME GROWTH HAS BEEN THE CONTRIBUTION FROM OUR INTERNATIONAL ACTIVITIES AND THIS REMAINS A DOMINANT THEME OF THIS YEAR'S RESULT.

INTERNATIONAL INCOME ROSE BY 59 PER CENT TO $2 BILLION FOR THE YEAR AND NOW CONSTITUTES ALMOST HALF OF OUR TOTAL INCOME.

FOUR YEARS AGO, WE DERIVED ONLY A QUARTER OF OUR INCOME – ABOUT $400 MILLION – FROM OFFSHORE ACTIVITIES.

OUR INTERNATIONAL GROWTH, THEREFORE, HAS BEEN A KEY FEATURE OF THE BANK'S SUCCESS, ENABLING US TO DELIVER CONSISTENT DOUBLE-DIGIT PROFIT GROWTH.

OVER 8,600 STAFF IN 24 COUNTRIES

STAFF NUMBERS HAVE INCREASED SUBSTANTIALLY TO FACILITATE THIS GROWTH.

INTERNATIONAL STAFF NUMBERS WERE UP 48 PER CENT TO ALMOST 2,800 IN THE 12 MONTHS TO 30 JUNE.

THIS TAKES OUR TOTAL STAFF TO MORE THAN 8,600, ACROSS 24 COUNTRIES.

INTERNATIONAL RISK MANAGEMENT

AS OUR INTERNATIONAL FOOTPRINT GROWS, WE PAY CLOSE ATTENTION TO MANAGING THE RISKS ASSOCIATED WITH THOSE ACTIVITIES.

IN ADDITION TO THE RIGOROUS RISK MANAGEMENT SYSTEMS APPLIED TO OUR DOMESTIC OPERATIONS, WE TAKE THE FOLLOWING PRECAUTIONS INTERNATIONALLY.

FIRSTLY, WE ENSURE THAT ANY INITIATIVES ARE BUILT ON OUR EXISTING SKILLS AND COMPETENCIES, OR ALTERNATIVELY THAT WE ACQUIRE THOSE COMPETENCIES.

THIS IS ACHIEVED EITHER THROUGH HIRING OR BY JOINING WITH PARTNERS WHO UNDERSTAND LOCAL CONDITIONS INTIMATELY.

EVEN THEN, WE USUALLY EMBARK ON SUCH INITIATIVES WITH ONLY A SMALL INITIAL RISK COMMITMENT.

WE ALSO APPLY PARTICULAR CONTROLS AND STANDARDS IN OFFSHORE OFFICES.

WE ENSURE THAT WE HAVE STRONG LOCAL MANAGEMENT AND WE ALSO UNDERTAKE FREQUENT MANAGEMENT VISITS AND INTERNAL AUDIT REVIEWS.

WE EMPLOY EXPERIENCED MACQUARIE BANK STAFF IN OVERSEAS OFFICES, TO ENSURE THAT OUR RISK MANAGEMENT CULTURE IS COMMUNICATED AND UNDERSTOOD BY NEW STAFF JOINING THE TEAM.

AND WE MAINTAIN CENTRAL OVERSIGHT OF RISK MANAGEMENT AND CENTRALISED PAYMENT CONTROL.

THESE MEASURES ENSURE THAT AS WE EXPAND OUR ACTIVITIES, IT IS DONE WITHIN A VERY STRONG RISK MANAGEMENT FRAMEWORK.

RISK WEIGHTED ASSETS GROWTH

WHILE INTERNATIONAL GROWTH HAS BEEN ESPECIALLY STRONG, WE HAVE ALSO EXPERIENCED BROAD GROWTH RIGHT ACROSS THE BANK.

THIS IS REFLECTED IN THE 45 PER CENT GROWTH IN OUR RISK WEIGHTED ASSETS DURING THE YEAR TO $28.8 BILLION AT YEAR END.

SINCE 2002, OUR RISK WEIGHTED ASSETS HAVE ALMOST TRIPLED.

SHAREHOLDERS EQUITY GROWTH

IN ORDER TO SUPPORT THE CONTINUED GROWTH OF THE BANK ON A PRUDENT BASIS, WE HAVE CONSISTENTLY GROWN OUR CAPITAL BASE.

OVER THE PAST FOUR YEARS, SHAREHOLDERS EQUITY HAS GROWN FROM $1.6 BILLION TO $4.8 BILLION, INCLUDING THE $700 MILLION CAPITAL RAISED AT THE TIME OF OUR PROFIT ANNOUNCEMENT IN MAY.

OUTGROWING BANKING REGULATORY MODEL

BECAUSE OF OUR CONTINUED GROWTH, WE ARE NOW OUTGROWING THE CONVENTIONAL BANKING REGULATORY MODEL.

IN ESSENCE, OUR DIVERSE INTERNATIONAL BUSINESSES ARE GROWING AT A MUCH FASTER RATE THAN OUR DOMESTIC BANKING BUSINESSES.

A SIGNIFICANT PORTION OF OUR BUSINESS IS NOT STRICTLY BANKING IN NATURE

HOWEVER, CURRENT COMMERCIAL BANKING REGULATIONS DO NOT READILY ACCOMMODATE THIS GROWTH IN NON-BANKING BUSINESS.

THUS, WE ARE CURRENTLY DISCUSSING SOLUTIONS WITH THE AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY.

EXISTING AUSTRALIAN REGULATIONS ALLOW CORPORATE GROUPS CONTAINING BANK AND NON-BANKING ACTIVITIES TO STRUCTURE THEMSELVES SUCH THAT, SUBJECT TO AGREEMENT WITH APRA, NON-BANKING ACTIVITIES ARE NOT SUBJECT TO BANKING REGULATIONS.

WE ARE THEREFORE EXAMINING THE ESTABLISHMENT OF A NON-OPERATING HOLDING COMPANY WHICH WOULD OWN BOTH BANKING AND NON-BANKING BUSINESSES.

KEY PHILOSOPHIES

WHILE MUCH HAS CHANGED IN OUR BUSINESS MIX, THERE REMAIN A NUMBER OF CONSTANTS.

IN PARTICULAR, WE CONTINUE TO FOLLOW A NUMBER OF LONG-STANDING KEY MANAGEMENT PHILOSOPHIES.

THESE GUIDING PRINCIPLES HAVE BEEN HELD SINCE INCEPTION AND ENSURE THAT WE MAINTAIN A CONSISTENT APPROACH, NO MATTER HOW DIVERSE OUR ACTIVITIES BECOME.

FOREMOST AMONG THESE ARE THE STRONG RISK MANAGEMENT PROCESSES WHICH I HAVE OUTLINED.

IN ADDITION, OUR VISION IS ENSHRINED IN SIX CORE GOALS AND VALUES, WHICH DIRECT THE WAY IN WHICH WE DO BUSINESS.

WE STRIVE FOR PROFITABILITY, WE WORK HARD TO DELIVER VALUE TO OUR CLIENTS, WE AIM TO OBSERVE THE HIGHEST STANDARDS, WE ACT WITH INTEGRITY, WE ENCOURAGE TEAMWORK AMONGST OUR PEOPLE AND WE ASPIRE TO PROVIDE FULFILMENT TO ALL OUR STAFF.

WE ALSO ENCOURAGE OUR STAFF TO USE THEIR ENTREPRENEURIAL SKILLS, WITHIN THE FRAMEWORK OF PRUDENT RISK MANAGEMENT.

THIS IS A DIFFICULT BALANCE TO ACHIEVE AND, I BELIEVE, A UNIQUE FEATURE OF MACQUARIE'S SUCCESS.

AS I'VE SAID MANY TIMES BEFORE, OUR PEOPLE – WITH THE TALENT AND INGENUITY THEY BRING TO THE BANK – ARE OUR MOST IMPORTANT ASSETS.

ACCORDINGLY, WE HAVE PUT IN PLACE REMUNERATION SYSTEMS THAT REWARD SUCCESS AND ENCOURAGE LONG-TERM COMMITMENT FROM OUR STAFF, AS WELL AS ALIGNING THEIR INTERESTS WITH THOSE OF OUR SHAREHOLDERS.

THIS ENABLES US TO EMPLOY AND RETAIN THE HIGHEST QUALITY STAFF, WHO HAVE DRIVEN THE RESULTS THAT I HAVE OUTLINED TODAY.

I WILL SPEAK IN GREATER DETAIL ABOUT OUR REMUNERATION POLICY WHEN I PRESENT THE REMUNERATION REPORT LATER IN THE MEETING.

THESE KEY PHILOSOPHIES HAVE HELPED US DELIVER CONSISTENTLY STRONG BENEFITS FOR OUR CLIENTS, OUR SHAREHOLDERS AND OUR STAFF.

WE ARE ALSO FOCUSED ON DELIVERING VALUE FOR THE COMMUNITIES IN WHICH WE OPERATE.

OUR STAFF HELPING THEIR COMMUNITIES

THE MACQUARIE BANK FOUNDATION, ONE OF AUSTRALIA'S LARGEST CORPORATE FOUNDATIONS, CONTRIBUTED A RECORD $8.5 MILLION IN COMMUNITY GRANTS LAST YEAR, ALMOST DOUBLE THE PREVIOUS YEAR'S EFFORT.

MACQUARIE BANK SPORTS GAVE FREE COACHING CLINICS TO ALMOST 6000 CHILDREN, ENABLING THEM TO LEARN ABOUT HEALTHY LIFESTYLES FROM THEIR SPORTING ROLE MODELS.

IN ADDITION, MACQUARIE STAFF RAISED MORE THAN $2.7 MILLION FOR CHARITY, COMPARED WITH $950,000 THE PREVIOUS YEAR.

THEY ALSO DONATED MANY HOURS OF THEIR TIME AS VOLUNTEERS, MENTORS, FUNDRAISERS, PRO BONO SERVICE PROVIDERS AND EXECUTIVES FOR VARIOUS COMMUNITY ORGANISATIONS.

THIS IS INDEED A COMMENDABLE EFFORT, WHICH BRINGS GREAT CREDIT TO THE BANK, AS WELL AS THE INDIVIDUAL STAFF MEMBERS INVOLVED.

PICTURED ON THE SCREEN ARE JUST SOME OF THOSE VOLUNTEER ACTIVITIES BEING CONDUCTED BY OUR STAFF ALL AROUND THE WORLD.

OTHER STAFF ACTIVITIES IN THE COMMUNITY ARE OUTLINED IN OUR QUARTERLY COMMUNITY NEWSLETTER, THE LATEST EDITION OF WHICH HAS BEEN PLACED ON YOUR SEAT.

DELIVERING FOR INVESTORS

AS A RESULT OF THE STRATEGIES I HAVE OUTLINED, WE HAVE BEEN ABLE TO DELIVER FOR OUR INVESTORS OVER THE LONG TERM.

AS THIS GRAPH SHOWS, OUR SPECIALIST FUNDS HAVE CONSISTENTLY OUTPERFORMED THE RELEVANT BENCHMARK INDICES OVER THE PAST DECADE.

ADMITTEDLY, THE LAST EIGHTEEN MONTHS HAVE BEEN DISAPPOINTING AS INVESTORS HAVE TURNED THEIR ATTENTION TO OTHER ASSET CATEGORIES.

THE FUND ASSETS, HOWEVER, CONTINUE TO PERFORM WELL AND WE REMAIN CONFIDENT ABOUT THE LONG-TERM PERFORMANCE OF OUR MANAGED FUNDS.

DELIVERING FOR OUR SHAREHOLDERS

AND WE CONTINUE TO DELIVER FOR OUR SHAREHOLDERS, WITH SUSTAINED LONG-TERM GROWTH IN PROFITS AND SHAREHOLDER RETURNS.

INDEED, WE HAVE ACHIEVED A TOTAL SHAREHOLDER RETURN OF 1,343 PER CENT FOR THE PERIOD SINCE MACQUARIE'S PUBLIC LISTING 10 YEARS AGO UP TO 31 MARCH THIS YEAR.

BEFORE I HAND OVER TO ALLAN I WOULD LIKE TO ACKNOWLEDGE THE EFFORTS OF BARRIE MARTIN, WHO RETIRES FROM THE BOARD AFTER THIS MEETING.

WHEN BARRIE FIRST JOINED THE MACQUARIE BANK BOARD IN AUGUST 1993, OUR PROFIT STOOD AT $60 MILLION, COMPARED WITH THE $916 MILLION FOR 2006.

OUR ADJUSTED UNLISTED SHARE PRICE AT MARCH 1993 WAS $2.55, WHEREAS TODAY WE PAY ALMOST THAT AMOUNT IN ANNUAL DIVIDENDS.

THE NATURE OF OUR BUSINESS HAS CHANGED MARKEDLY DURING THE PERIOD THAT BARRIE HAS SERVED ON THE BOARD AND BARRIE'S EXEMPLARY SERVICE HAS CONTRIBUTED TO THAT SUCCESS THROUGHOUT HIS 13-YEAR TENURE.

I WOULD LIKE YOU TO JOIN ME IN THANKING BARRIE FOR HIS OUTSTANDING CONTRIBUTION AND WISHING HIM WELL FOR THE FUTURE.

THANK YOU.

I WILL NOW HAND OVER TO ALLAN.

REMUNERATION ADDRESS (PART OF ITEM 2 - FORMAL BUSINESS)

THE REMUNERATION REPORT IS CONTAINED WITHIN THE DIRECTORS REPORT IN THE BANK'S 2006 ANNUAL REVIEW ON PAGES 49 TO 82.

THIS IS THE FIRST YEAR THAT THE REMUNERATION REPORT HAS BEEN DISCUSSED AT THE ANNUAL GENERAL MEETING.

IN THAT RESPECT, I PLAN TO EXPLAIN IN SOME DETAIL THE PHILOSOPHY BEHIND OUR REMUNERATION POLICY AND HOW IT WORKS IN PRACTICE.

THEPRESENTATION IS NECESSARILY LENGHTHY IN THE INTERESTS OF KEEPING SHAREHOLDERS INFORMED ABOUT A KEY ELEMENT OF OUR BUSINESS.

REMUNERATION OBJECTIVES

THE OVERARCHING GOAL OF THE BANK'S REMUNERATION APPROACH IS TO DRIVE SHAREHOLDER RETURNS OVER THE SHORT AND LONGER TERM.

WE ACHIEVE THIS BY FOCUSING ON TWO OBJECTIVES.

FIRSTLY, WE SEEK TO ENSURE THAT THE INTERESTS OF STAFF ARE APPROPRIATELY ALIGNED WITH THOSE OF SHAREHOLDERS.

SECONDLY, WE TRY TO ENSURE THAT THE REMUNERATION ARRANGEMENTS ARE STRUCTURED IN A MANNER THAT ASSISTS US IN ATTRACTING AND RETAINING HIGH QUALITY STAFF.

ALIGNING THE INTERESTS OF STAFF & SHAREHOLDERS

WE ALIGN INTERESTS BY STRONGLY WEIGHTING THE BANK'S EXECUTIVE REMUNERATION TOWARDS PERFORMANCE-BASED COMPONENTS, INCLUDING AN ANNUAL PROFIT SHARE ALLOCATION AND AN EQUITY INCENTIVE IN THE FORM OF OPTIONS.

THE ALLOCATION OF PROFIT SHARE TO INDIVIDUAL STAFF MEMBERS IS HIGHLY VARIABLE.

IT PROVIDES SUBSTANTIAL INCENTIVES FOR SUPERIOR PERFORMANCE, BUT LITTLE OR NO PARTICIPATION FOR LESS SATISFACTORY OUTCOMES.

PROFIT SHARE IS ALLOCATED OUT OF A BANK-WIDE POOL, DETERMINED BY A LINK TO TWO DRIVERS – NET PROFIT AFTER TAX AND EARNINGS IN EXCESS OF THE BANK'S COST OF CAPITAL.

BOTH HAVE BEEN DEMONSTRATED TO BE IMPORTANT DRIVERS OF RETURNS TO SHAREHOLDERS.

THE SECOND HIGHLY VARIABLE COMPONENT OF REMUNERATION IS OPTIONS.

THE BANK'S SENIOR STAFF ARE PROVIDED WITH OPTIONS, CREATING A DIRECT ALIGNMENT WITH THE CREATION OF SHAREHOLDER VALUE.

OPTIONS GRANTED TO EXECUTIVE DIRECTORS ARE ALSO SUBJECT TO A PERFORMANCE HURDLE BASED ON THE BANK'S RETURN ON EQUITY RELATIVE TO A REFERENCE GROUP OF COMPANIES.

FIXED REMUNERATION LEVELS FOR SENIOR EXECUTIVES ARE RELATIVELY MODEST WHEN COMPARED WITH SIMILAR ROLES IN NON-INVESTMENT BANKING ORGANISATIONS, PARTICULARLY FOR OUR EXECUTIVE DIRECTORS.

ALIGNING THE INTERESTS OF STAFF & SHAREHOLDERS

IN ADDITION TO THIS EMPHASIS ON VARIABLE, OR 'AT RISK' PAY, WE SEEK TO DRIVE SHAREHOLDER RETURNS THROUGH RETENTION AND DEFERRAL ARRANGEMENTS WHICH ENCOURAGE A LONG-TERM COMMITMENT FROM OUR STAFF.

FOR THE BANK'S 250 EXECUTIVE DIRECTORS, UNDER THE DIRECTORS PROFIT SHARE PLAN APPROVED AT LAST YEAR'S ANNUAL GENERAL MEETING, 20 PER CENT OF EACH EXECUTIVE DIRECTOR'S ANNUAL PROFIT SHARE ALLOCATION IS WITHHELD AND IS SUBJECT TO RESTRICTIONS.

THESE RETAINED AMOUNTS ONLY START TO VEST AFTER 5 YEARS AND CAN ONLY BE RELEASED ONCE THEY ARE FULLY VESTED AT THE 10-YEAR MARK, OR IF AN EXECUTIVE DIRECTOR LEAVES THE BANK, PROVIDED THAT A DISQUALIFYING EVENT HAS NOT OCCURRED.

IN ADDITION TO THE 20 PERCENT RETENTION, EXECUTIVE DIRECTORS ARE ALSO REQUIRED TO MAINTAIN A MINIMUM SHAREHOLDING IN THE BANK, EQUIVALENT TO THE AFTER TAX EQUIVALENT OF 10 PER CENT OF THEIR PROFIT SHARE FOR THE LAST FIVE YEARS, OR TEN YEARS IN THE CASE OF EXECUTIVE COMMITTEE MEMBERS.

THESE MANDATORY DIRECT SHAREHOLDINGS FURTHER ALIGN THE INTERESTS OF STAFF AND SHAREHOLDERS.

WE ALSO HAVE SHARE PLANS IN PLACE WHICH ALLOW A BROADER GROUP OF STAFF TO INVEST IN THE BANK.

OPTIONS ARE ALSO SUBJECT TO VESTING RULES WHICH OPERATE ON SIMILAR LINES TO THE PROFIT SHARE RETENTION ARRANGEMENTS I DESCRIBED EARLIER.

OPTIONS VEST PROGRESSIVELY BETWEEN TWO AND FOUR YEARS AFTER ISSUE, WHILE RETAINED PROFIT SHARE AMOUNTS VEST BETWEEN FIVE AND TEN YEARS.

OPTIONS GRANTED TO EXECUTIVE DIRECTORS ARE ALSO SUBJECT TO PERFORMANCE HURDLES BASED ON THE BANK'S RETURN ON EQUITY RELATIVE TO THE REFERENCE GROUP OF COMPANIES.

GIVEN THAT OUR SUCCESS IS MEASURED BY NET PROFIT AFTER TAX AND RETURN ON EQUITY, LET'S LOOK AT OUR PERFORMANCE IN MAXIMISING THESE FUNDAMENTAL DRIVERS OF TOTAL SHAREHOLDER RETURNS.

SUCCESS IN ALIGNMENT: GROWTH IN NET PROFIT AFTER TAX

THE BANK'S PROFIT HAS GROWN BY 885% OVER THE LAST DECADE – FROM $93 MILLION IN 1996 TO $916 MILLION IN 2006.

IN THE LAST YEAR, PROFIT BASED ON THE NEW ACCOUNTING STANDARDS GREW BY 13 PER CENT.

BASED ON THE PREVIOUS ACCOUNTING STANDARDS, THE INCREASE WAS 18 PERCENT.

THESE INCREASES WERE ACHIEVED DESPITE THE INCLUSION IN LAST YEAR'S PROFIT OF A SUBSTANTIAL ONE-OFF GAIN ON THE FORMATION OF THE MACQUARIE GOODMAN GROUP.

IT SHOULD BE NOTED THAT THIS GAIN WAS ACHIEVED AFTER MANY YEARS OF BUSINESS-BUILDING BY THE BANK'S EXECUTIVES.

EXCLUDING THE IMPACT OF THAT GAIN, UNDERLYING PROFITS WERE UP 27 PERCENT UNDER THE NEW ACCOUNTING STANDARDS, OR UP 33 PERCENT UNDER THE PREVIOUS ACCOUNTING STANDARDS.

SUCCESS IN ALIGNMENT: HIGH RETURN ON EQUITY

THE BANK'S RETURN ON EQUITY HAS ALSO BEEN STRONG, WITH THE BANK'S AVERAGE RETURN ON EQUITY OVER EITHER A 5 YEAR OR 10 YEAR PERIOD EXCEEDING THAT OF ITS GLOBAL COMPETITORS.

INTERNATIONAL INVESTMENT BANKING COMPETITORS

THE GLOBAL COMPETITORS THAT WE MEASURE OURSELVES AGAINST ARE SHOWN ON THIS SLIDE (REFER SLIDE 60).

SUCCESS IN ALIGNMENT: TOTAL SHAREHOLDER RETURN VS MARKET

THE STRONG AND SUSTAINED NET PROFIT AFTER TAX AND RETURN ON EQUITY HAVE CONTRIBUTED TO HIGH TOTAL SHAREHOLDER RETURNS.

IN THE PERIOD FROM LISTING TO 31 MARCH 2006, THE BANK'S TOTAL SHAREHOLDER RETURN WAS 1,343 PER CENT, WELL IN EXCESS OF THE ALL ORDINARIES ACCUMULATION INDEX.

SUCCESS IN ALIGNMENT TOTAL SHAREHOLDER RETURN VS ASX TOP 50

THIS TOTAL SHAREHOLDER RETURN WAS ALSO 58% ABOVE THE RETURN OF THE NEXT BEST PERFORMING COMPANY OUT OF ALL THE COMPANIES IN THE ASX TOP 50 AT THE TIME WHEN THE BANK WAS LISTED.

ATTRACTING & RETAINING HIGH QUALITY STAFF

I'll TURN NOW TO THE SECOND OBJECTIVE OF ATTRACTING AND RETAINING HIGH QUALITY STAFF.

WHEN IT COMES TO ATTRACTING HIGH QUALITY STAFF, THE KEY CONSIDERATION IS THE COMPETITIVENESS OF OUR REMUNERATION ARRANGEMENTS IN A GLOBAL CONTEXT.

AS I'VE SAID BEFORE THE BANK IS CRITICALLY DEPENDENT ON ITS STAFF FOR ITS ONGOING PERFORMANCE.

WITHOUT THEIR SKILL AND EXPERIENCE, THE BANK'S PERFORMANCE AND HENCE SHAREHOLDER RETURNS WOULD SUFFER.

DOMESTIC VS INTERNATIONAL INCOME

LET ME NOW SPECIFICALLY ADDRESS THE QUESTION OF OUR INTERNATIONAL ACTIVITIES.

OVER THE RECENT PAST, MACQUARIE'S OFFSHORE ACTIVITIES HAVE EXPANDED VERY RAPIDLY.

IN 2006 NEARLY HALF THE BANK'S OPERATING INCOME CAME FROM INTERNATIONAL ACTIVITIES, ALMOST THREE TIMES THE LEVEL OF JUST TWO YEARS AGO.

DOMESTIC VERSUS INTERNATIONAL DIRECTOR LEVEL HEADCOUNT

A SIMILAR PATTERN OF STRONG OFFSHORE GROWTH IS REFLECTED IN THE MIX OF OUR STAFF.

36 PER CENT OF THE BANK'S DIRECTOR LEVEL STAFF WERE BASED OFFSHORE AT 31 MARCH THIS YEAR AND YOU CAN SEE THAT THIS IS THE RESULT OF PARTICULARLY STRONG GROWTH OVER THE LAST FEW YEARS.

WE ARE THEREFORE COMPETING FOR HIGH QUALITY STAFF IN ALL OF THE WORLD'S MAJOR FINANCIAL CENTRES.

IN ORDER TO SUCCEED,THE BANK'S REMUNERATION NEEDS TO BE BROADLY IN LINE WITH THAT OF OTHER INVESTMENT BANKS BASED IN CITIES LIKE NEW YORK AND LONDON.

A KEY BENCHMARK USED ACROSS THE INVESTMENT BANKING INDUSTRY IN ASSESSING THE COMPETITIVENESS OF REMUNERATION LEVELS IS REMUNERATION EXPENSE AS A PERCENTAGE OF NET INCOME.

COMPENSATION RATIO COMPARISON

AN INVESTMENT BANKING INDUSTRY STANDARD IS THAT THIS RATIO SHOULD LIE IN THE 50 – 55 PER CENT RANGE.

THE ANALYSIS CONTAINED IN THIS SLIDE (REFER SLIDE 66) INDICATES THAT OUR REMUNERATION LEVELS ARE IN LINE WITH OUR GLOBAL COMPETITORS.

THIS WAS ALSO THE CONCLUSION OF THE INDEPENDENT REMUNERATION CONSULTANTS WHO REVIEWED OUR EXECUTIVE REMUNERATION ARRANGEMENTS THIS YEAR.

AS I MENTIONED EARLIER, THE KEY DRIVERS OF THE BANK'S PROFIT SHARE POOL ARE ITS PERFORMANCE ON TWO MEASURES: NET PROFIT AFTER TAX AND RETURN ON EQUITY.

WE HAVE STRESS TESTED THIS UNDER A VARIETY OF PERFORMANCE SCENARIOS TO CONFIRM THAT THE RESULTING COMPENSATION RATIO REMAINS BROADLY THE SAME AS OTHER MAJOR GLOBAL INVESTMENT BANKS.

ATTRACTING & RETAINING HIGH QUALITY STAFF

I WOULD ALSO LIKE TO MAKE A BRIEF POINT ON THE IMPORTANCE OF CONSISTENCY.

OUR REMUNERATION APPROACH HAS BEEN IN PLACE WITH ONLY MINOR VARIATIONS, SINCE THE EARLY 1970S.

INCREMENTAL CHANGES ARE MADE FROM TIME TO TIME TO "FINE-TUNE" THE OVERALL ARRANGEMENTS, BUT SO LONG AS THE FUNDAMENTAL APPROACH REMAINS SOUND, WE BELIEVE THAT IT IS IMPORTANT TO PROVIDE CONSISTENCY OVER TIME.

MANY INITIATIVES ON WHICH STAFF WORK CAN TAKE A LONG TIME TO COME TO FRUITION.

OVERALL CONSISTENCY IN THE BANK'S REMUNERATION ARRANGEMENTS IS VITAL FOR ENSURING THAT STAFF HAVE CONFIDENCE THAT THEIR EFFORTS OVER MULTIPLE YEARS WILL BE REWARDED.

THIS YEAR WE HAVE MADE SEVERAL CHANGES TO EXECUTIVE REMUNERATION.

WE HAVE MODIFIED SOME ASPECTS OF THE PERFORMANCE HURDLES THAT APPLY TO EXECUTIVE DIRECTOR OPTIONS TO ELIMINATE RE-TESTING AND REDEFINE THE COMPARATOR GROUP AS THE S&P/ASX 100 INDEX.

WE HAVE ALSO MODIFIED THE DIRECTOR'S PROFIT SHARE RETENTION ARRANGEMENTS FOR EXECUTIVES INVOLVED IN OUR SPECIALIST FUNDS BUSINESSES.

THESE CHANGES ARE DESCRIBED IN DETAIL IN THE REMUNERATION REPORT.

DIRECTORS' TENURE

THE EFFECTIVENESS OF OUR REMUNERATION ARRANGEMENTS IS REFLECTED IN THE VERY LOW LEVEL OF TURNOVER AMONG OUR STAFF.

IN THE YEAR TO 31 MARCH 2006, VOLUNTARY TURNOVER AT OUR DIRECTOR LEVELS (WHICH ACCOUNT FOR ABOUT THE TOP 20 PER CENT OF STAFF) WAS JUST UNDER 6 PER CENT.

AS WELL, OVER ONE QUARTER OF DIRECTOR LEVEL STAFF HAD AT LEAST TEN YEARS SERVICE WITH THE BANK OR AN ACQUIRED BUSINESS.

ANOTHER THIRD HAD BETWEEN FIVE AND TEN YEARS SERVICE.

THOSE TENURE STATISTICS ARE IMPRESSIVE TAKEN ON THEIR OWN, BUT EVEN MORE IMPRESSIVE WHEN YOU CONSIDER THAT THEY HAVE BEEN ACHIEVED IN A PERIOD OF VERY RAPID GROWTH.

BOARD OVERSIGHT OF REMUNERATION

IN RELATION TO THE BOARD'S OVERSIGHT OF REMUNERATION, THE BOARD HAS A REMUNERATION COMMITTEE GOVERNED BY A FORMAL

CHARTER, AND COMPRISING A MAJORITY OF INDEPENDENT DIRECTORS.

THE COMMITTEE IS CHAIRED BY AN INDEPENDENT DIRECTOR, DR HELEN NUGENT.

THE BOARD HAS STRINGENT INTERNAL GUIDELINES ON DECLARING AND DEALING WITH CONFLICTS OF INTEREST.

TO ASSIST THE BOARD AND THE REMUNERATION COMMITTEE IN THEIR CONSIDERATION OF REMUNERATION MATTERS, THEY CAN, AND DO, OBTAIN THE ADVICE OF EXTERNAL CONSULTANTS.

DURING THE YEAR, A REVIEW OF EXECUTIVE REMUNERATION WAS CONDUCTED BY TOWERS PERRIN.

IT ASSESSED THE BANK'S OVERALL APPROACH TO REMUNERATION, AS WELL AS THE EXTENT OF ALIGNMENT WITH SHAREHOLDER INTERESTS.

IT ALSO COMPARED INDIVIDUAL REMUNERATION FOR SENIOR EXECUTIVES WITH RELEVANT COMPETITOR INFORMATION WHERE AVAILABLE.

KEY FINDINGS FROM THIS REVIEW ARE INCLUDED ON PAGE 57 OF THE REPORT.

THESE FINDINGS CONFIRMED THAT THE OBJECTIVES OF THE BANK'S REMUNERATION SYSTEM, THE COMPONENTS OF ITS REMUNERATION ARRANGEMENTS, AND THE TOTAL REMUNERATION AS A PERCENT OF EARNINGS BEFORE TAX WERE ALL IN LINE WITH OTHER INVESTMENT BANKS.

THE INDEPENDENT DIRECTORS OF THE BOARD CRITICALLY EVALUATED THE TOWERS PERRIN REPORT.

THEY WERE SATISFIED THAT FOR SENIOR MANAGEMENT, COMPENSATION WAS APPROPRIATE AND STRUCTURED IN A WAY THAT ENCOURAGED THE OVERALL OBJECTIVE OF DRIVING SHORT AND LONGER TERM RETURNS TO SHAREHOLDERS.

THERE IS ALSO A FORMAL PROCESS IN PLACE FOR EVALUATING THE PERFORMANCE OF TOP MANAGEMENT AS PART OF THE ANNUAL REMUNERATION REVIEW PROCESS.

THAT CONCLUDES MY DISCUSSION OF THE REMUNERATION REPORT.

MACQUARIE
BANK


Macquarie
Bank Limited
2006 Annual General Meeting
20 July 2006

MACQUARIE
BANK


Macquarie
Bank Limited
2006 Annual General Meeting
20 July 2006

David Clarke
Executive Chairman

MACQUARIE BANK

Disclaimer

This presentation has been prepared by Macquarie Bank Limited (**Macquarie**) ABN 46 008 583 542. This presentation does not take account of your objectives, financial situation or needs. Before acting on general advice you should consider the appropriateness of the advice having regard to these matters. Information, including forecast financial information, should not be considered as a recommendation in relation to holding, purchasing or selling securities or other instruments. While due care has been used in the preparation of forecast information, actual results may vary in a materially positive or negative manner. Forecasts and hypothetical examples are subject to uncertainty and contingencies outside the control of Macquarie. Past performance is not a reliable indication of future performance.

33% increase in underlying profit on pcp (reported: 13% including impact of new accounting standards* and Macquarie Goodman restructure)


$Am
Impact of AIFRS
Gain realised on formation of MGQ**
1,000
900
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005^
2006
Reported result
$812m
Reported result
$916m
33% profit increase excluding AIFRS and MGQ impacts

Years ended 31 March * New accounting standards refer to Australian equivalents to International Financial Reporting Standards (AIFRS). ** MGQ refers to Macquarie Goodman Group.
^Restated for AIFRS

33% increase in underlying profit on pcp (reported:13% including impact of new accounting standards and Macquarie Goodman restructure)



$Am
Impact of AIFRS
Gain realised on formation of MGQ
1,000
900
800
700
600
500
400
300
200
100
0
$250m
$333m
$494m
$812m
$916m
Reported result
Reported result
33% profit increase excluding AIFRS and MGQ impacts
2002
2003
2004
2005^
2006

Years ended 31 March. ^Restated for AIFRS

27% increase in underlying EPS* on pcp (reported:8% including impact of new accounting standards and Macquarie Goodman restructure)



Impact of AIFRS
EPS attributable to formation of MGQ
$Am
450
400
350
300
250
200
150
100
50
0
Reported EPS
370c
Reported EPS
400c
27% underlying EPS increase excluding AIFRS and MGQ impacts
2002
2003
2004
2005^
2006

Years ended 31 March. * Basic EPS. ^Restated for AIFRS

27% increase in underlying EPS* on pcp (reported:8% including impact of new accounting standards and Macquarie Goodman restructure)


Impact of AIFRS
EPS attributable to formation of MGQ
$Am
450
400
350
300
250
200
150
100
50
0
133c
165c
233c
370c
400c
Reported EPS
Reported EPS
27% underlying EPS increase excluding AIFRS and MGQ impacts
2002
2003
2004
2005^
2006

Years ended 31 March. * Basic EPS. ^Restated for AIFRS

34% increase in ordinary dividend per share on pcp

MACQUARIE BANK



Ac
Special dividend
Ordinary dividend
250
200
150
100
50
0
201c
40c
215c
2002
2003
2004
2005
2006

Years ended 31 March

34% increase in ordinary dividend per share on pcp

- Reintroduction of 2.5% discount on Dividend Reinvestment Plan


Ac
Special dividend
Ordinary dividend
250
200
150
100
50
0
93c
143c
50c
122c
201c
40c
215c
2002
2003
2004
2005
2006

Years ended 31 March

32% increase in underlying income on pcp (reported:17% including impact of new accounting standards and Macquarie Goodman restructure)



Impact of AIFRS
Income realised on formation of MGQ
$Am
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005^
2006
Reported result
$3.8b
Reported result
$4.4b
32% income increase excluding AIFRS and MGQ impacts

Years ended 31 March. ^Restated for AIFRS

32% increase in underlying income on pcp (reported:17% including impact of new accounting standards and Macquarie Goodman restructure)



$Am
Impact of AIFRS
Income realised on formation of MGQ
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$1.6b
$1.9b
$2.5b
$3.8b
$4.4b
Reported result
Reported result
32% income increase excluding AIFRS and MGQ impacts
2002
2003
2004
2005^
2006

Years ended 31 March. ^Restated for AIFRS

MACQUARIE BANK

International income* growth

59% increase on pcp to $A2b

48% of total income


$Ab
2.0
1.5
1.0
0.5
0.0
2002
2003
2004
2005
2006

* Excluding earnings on capital. Years ended 31 March

Over 8,600 staff in 24 countries

International staff up 48% from June 2005 to almost 2,800

MACQUARIE BANK

EUROPE	MIDDLE EAST	ASIA	NORTH AMERICA
669 staff	18 staff	1,247 staff	696 staff


Dublin
Amsterdam
Frankfurt
London
Munich
Paris
Vienna
Geneva
Zurich
Milan
Rome
Beijing
Tianjin
Shanghai
Seoul
Tokyo
Taipei
Hsinchu
Abu Dhabi
Hong Kong
Mumbai
Bangkok
Manila
Kuala Lumpur
Labuan
Singapore
Jakarta
Johannesburg
Cape Town
Auckland
Wellington
Christchurch
Vancouver
Seattle
Winnipeg
Montreal
Toronto
Chicago
Boston
New York
San Francisco
San Jose
Los Angeles
San Diego
Memphis
Houston
Charleston
Jacksonville
Jupiter
Miami
Sao Paulo

AFRICA	AUSTRALIA	NEW ZEALAND	SOUTH AMERICA
24 staff	5,860 staff	104 staff	25 staff

Staff numbers at 30 June 2006

MACQUARIE BANK

Key elements of international risk management

- New initiatives build on existing competencies, or competencies acquired through hiring or joint venture
- Risk commitments generally start small
- Particular controls and standards in offshore offices include:
  - — Strong local management
  - — Frequent management visits
  - — Frequent internal audit reviews
  - — Mix of experienced Macquarie staff and new staff
  - — Central oversight of risk management
  - — Centralised payment control

Risk weighted assets growth

45% increase on pcp to $A28.8b



$Ab
30
25
20
15
10
5
0
2002
2003
2004
2005
2006

Years ended 31 March

Growing capital to support business growth

Strong growth in ordinary shareholders equity



$Ab
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$4.8b
$700m capital raising (May 2006)
$3.2b
2002
2003
2004
2005
Mar 06 + capital raising

Years ended 31 March. Ordinary share capital net of treasury shares, plus retained earnings and reserves attributable to ordinary shareholders.

Growing capital to support business growth

Strong growth in ordinary shareholders equity



$Ab
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$1.6b
$1.8b
$2.4b
$3.2b
$4.8b
$700m capital raising (May 2006)
2002
2003
2004
2005
Mar 06 + capital raising

Years ended 31 March. Ordinary share capital net of treasury shares, plus retained earnings and reserves attributable to ordinary shareholders. 2002 and 2003 adjusted for dividend provision

MACQUARIE BANK

Our increasingly diverse businesses are outgrowing the conventional banking regulatory model

- Our diverse international businesses are growing much faster than our domestic banking businesses
- A significant portion of our business is not strictly banking in nature
- Commercial banking regulations do not readily accommodate this growth in non-banking business
- We are discussing solutions with Australian Prudential Regulation Authority (APRA)
- Australian regulations allow corporate groups containing bank and non-banking activities to structure themselves such that, subject to agreement with APRA, non-banking activities are not subject to banking regulations
- We are examining the establishment of a Non-Operating Holding Company which would own both banking and non-banking businesses

MACQUARIE BANK

Long-standing key philosophies

- Strong risk management
- Strong goals and values
- Encouraging an entrepreneurial environment
- Philosophy of freedom with boundaries
- Remuneration systems
  - — Recognise success
  - — Encourage long-term commitment
  - — Aligned with shareholder interests
- Focus on delivering special value for clients
- Delivering value for communities

MACQUARIE BANK

Our staff helping their communities

Volunteering around the world



MACQUARIE BANK

Our staff helping their communities
Volunteering around the world


Can Too
Can Too
Can Too
Can Too
10312
10303
BLACKMORES
BLACKMORES

MACQUARIE BANK

Our staff helping their communities

Volunteering around the world



Our staff helping their communities

Volunteering around the world



MACQUARIE BANK

Our staff helping their communities

Volunteering around the world



MACQUARIE BANK

Delivering for investors

LISTED FUNDS HAVE OUTPERFORMED OVER THE LONG-TERM


Index
600
500
400
300
200
100
0
Macquarie Specialist Funds
All Ordinaries Accumulation Index
MSCI World ($A)
Jun-06
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05

Stocks included are Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust (Macquarie Goodman Group from 2 Feb 2005), Macquarie Leisure Trust, Macquarie Office Trust, Macquarie ProLogis Trust, Southern Cross Fliers, Macquarie DDR Trust, Diversified Utility & Energy Trusts, Macquarie Media Group, Macquarie Power and Infrastructure Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company Trust, Macquarie International Infrastructure Fund, Macquarie Global Infrastructure Total Return Fund, Macquarie Korea Infrastructure Fund, Macquarie Central Office Corporate Restructuring REIT and Macquarie MEAG Prime REIT.

As at 30 June 2006, indexed at 31 December 1995

Delivering for shareholders

LONG TERM GROWTH IN PROFITS AND SHAREHOLDER VALUE



Full Year Profit $Am
Full year profit
Share price
Year End Share Price ($A)
1000
900
800
700
600
500
400
300
200
100
0
80
70
60
50
40
30
20
10
0
MBL ASX listing July 1996
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Years ended 31 March. 2006 share price to 14 July, 2006. Share prices prior to listing adjusted for bonus issues.

MACQUARIE BANK

Macquarie Bank Limited

2006 Annual General Meeting

20 July 2006

Allan Moss
Managing Director & Chief Executive Officer

MACQUARIE BANK

Strong growth across the Macquarie Group

And we are investing for the future

Record contributions by all Groups
(excluding impact of Macquarie Goodman restructure)



Index
140
120
100
80
60
40
20
0
FY2005
FY2006
Funds Management
Financial Services
Banking & Property *
Equity Markets
Treasury and Commodities
Investment Banking Group

Percentage contribution based on management accounts pre-tax and pre-profit share, 2005 indexed to 100. *FY2005 excludes gain on formation of Macquarie Goodman Group

MACQUARIE BANK

Growth in all business segments

Investment banking
Up 24% on pcp

Asset & wealth management
Up 28% on pcp excluding MGQ
(Down 1% on pcp including MGQ)



Lending
Up 14% on pcp

Financial markets
Up 44% on pcp

Investment banking segment includes M&A, advisory, underwriting, institutional stockbroking and financial products. Asset and wealth management segment includes infrastructure, property & other specialist funds, retail & wholesale funds management and private client broking. Financial markets segment includes commodities, FX, futures, treasury, debt markets and equity derivatives. Lending segment includes banking & securitised lending, equipment & other leasing, property lending and other lending.

MACQUARIE BANK

Growth in all business segments

Investment banking

Up 24% on pcp

- Good climate for investment banking
  - Australian and Asian equity markets performed strongly
- Strong performance by Australian and Asian institutional broking businesses
- Solid IPO and new issuance market, many major transactions



Investment banking segment includes M&A, advisory, underwriting, institutional stockbroking and financial products.

Growth in all business segments

MACQUARIE BANK

Investment banking

Up 24% on pcp

- Good climate for investment banking
  - Australian and Asian equity markets performed strongly
- Strong performance by Australian and Asian institutional broking businesses
- Solid IPO and new issuance market, many major transactions

Asset & wealth management

Up 28% on pcp excluding MGQ

(Down 1% on pcp including MGQ)



- **Assets under management up 45% to $140b and resulting base fee growth**
  - **Strong performance from Australian retail broking**
  - **Performance fees from specialist funds well down**

Asset and wealth management segment includes infrastructure, property & other specialist funds, retail & wholesale funds management and private client broking.

Growth in all business segments

MACQUARIE BANK

Investment banking

Up 24% on pcp

- Good climate for invest[illegible] banking
  - Strong domestic [illegible] market performance
- Strong performance by Australian and Asian institutional broking businesses
- Many major transactio[illegible] IPO and new issuance [illegible]



Asset [illegible] wealth management

Up [illegible] on pcp excluding MGQ (Down [illegible] on pcp including MGQ)

- A[illegible] under management up 4[illegible] [illegible]10b and resulting [illegible] growth
- [illegible]ng performance from [illegible]tralian retail broking
- [illegible]formance fees from [illegible]ecialist funds w[illegible] down

Financial markets

Up 44% on pcp

- Exceptional trading conditions in key equity derivative markets in 1H06 but not repeated in 2H06
- Strong demand for commodities & structured commodity products

Financial markets segment includes commodities, FX, futures, treasury, debt markets and equity derivatives.

MACQUARIE BANK

Growth in all business segments

Investment bank[illegible]
Up 24% on pcp
▪Good climate fo[illegible] banking
– Strong dom[illegible] Asian market perform[illegible]
▪Strong perform[illegible] Australian and A[illegible] institutional broking businesses
▪Many major trans[illegible], solid IPO and new iss[illegible] market

[illegible] & wealth management
[illegible] 18% on pcp excluding MGQ ([illegible] 1% on pcp including MGQ)
[illegible] under management up [illegible]% to $140b and resulting [illegible] fee growth
– Strong performance from Australian retail broking
▪Performance fees from specialist funds well down

Financial m[illegible]
Up 44% [illegible]
[illegible]



Lending
Up 14% on pcp
- **Margins stable on loans and mortgage portfolios**
- **Mortgage portfolio volume up 25%; Loan portfolio volume up 21%**

Lending segment includes banking & securitised lending, equipment & other leasing, property lending and other lending.

MACQUARIE BANK

Growing in Asia-Pacific

Income up 94% on pcp, Staff up 34%

Income


$Am
900
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006

Staff numbers


Headcount
1,400
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005
2006

- Income up from $A434m to $A842m
- Staff up from 902 to 1,206

Years ended 31 March. Income excludes earnings on capital

Growing in Europe, Africa & the Middle East

Income up 47% on pcp, Staff up 63%


Income
$Am
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006


Staff numbers
Headcount
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006

- Income up from $A463m to $A680m
- Staff up from 397 to 648

Years ended 31 March. Income excludes earnings on capital

Growing in the Americas

Income up 34% on pcp, Staff up 48%

Income


$Am
600
500
400
300
200
100
0
2002
2003
2004
2005
2006

Staff numbers


Headcount
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006

- Income up from $A376m to $A506m
- Staff up from 448 to 663

Years ended 31 March. Income excludes earnings on capital.

Growing in Australia

Income up 15% on pcp (excl Macquarie Goodman restructure)
Staff up 18%

Income



$Am
Income realised on formation of MGQ
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006

Staff numbers



Headcount
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006

- Income up 15% on pcp (in line including MGQ at approx $A2.2b)
- Staff up from 4,809 to 5,666

Years ended 31 March. Income excludes earnings on capital

Assets under management growth

45% increase on pcp to $A140b
$A150b at 30 June 2006


$Ab
160
140
120
100
80
60
40
20
0
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Property
Infrastructure
2002
2003
2004
2005
Mar-06
Jun-06

Years ended 31 March

Strong global support for specialist fund raisings

- $A16.3b raised April 2005 – June 2006
- 55% from international investors



$Ab
18
16
14
12
10
8
6
4
2
0

Region	Raising ($Ab)
Americas	2.5
Europe, Africa & Middle East	3.2
Asia Pacific	3.4
Australia	7.2
TOTAL April 2005 – June 2006	**$A16.3b**

Funds raised by Macquarie and joint venture fund manager partners from 1 April 2005 to 30 June 2006, including equity raised via DRP.

75% of managed specialist fund assets now outside Australia



Asia Pacific
8%
Americas
29%
Europe,
Africa &
Middle East
38%
25%
Australia

* Comprises listed and unlisted specialist infrastructure, property and other specialist assets under management as at 30 June 2006

MACQUARIE BANK

Delivering for communities around the world

WESTLINK M7

- Travel times reduced by up to 30 minutes*
- Construction completed eight months ahead of schedule*
- Equitable distance based tolling
- Additional 24,000 jobs and $A3b in economic output **
- Fewer trucks on local roads

* NSW Government release. **Within 3 yrs of opening per Greater Western Sydney Economic Board estimate.

MACQUARIE BANK

Delivering for communities around the world

CHICAGO SKYWAY

- Significantly reduced queuing and up to 30 minutes shorter travel times*
- Broader toll plazas
- Faster opening gates
- Significant capital expenditure program underway to alleviate congestion and improve accessibility

* Time saving estimated by Skyway

Delivering for communities around the world

BRISTOL AIRPORT

- Number of routes more than doubled since 2001
- Low cost airline share more than doubled since 2001
- Passenger numbers more than doubled since 2001
- Jobs up 80% from 2001
- Industry recognition - “Highly Commended” at 2005 Global Airport awards

Demonstrating commitment to investors

Equity investments aligning interests

- Approx $A2.4b in equity investments in funds (book value)
- Unrealised gains of $A700m at 30 June 2006



$Ab
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Market value
Mar-04
Mar-05
Mar-06
Jun-06
Other property funds
Other infrastructure funds
MGQ
MIG
MCW
MCO CR REIT
MLE
MDT
MPR
MOF
MAP
MIIF
MMPR
MCAG
MCG
MKOF
MKIF
MEIF
MEAP
MAG
MIC
DUET
CEU
MMG
Market value

Seed assets are the foundation for new specialist funds

- Current level of approx $A1.7b
- Privileged assets
- Have been bought well and are operating well
- Approx $A250m (book value) disposed since March 06 - HK Property Portfolio and Dyno Nobel
- Listed markets have been volatile globally and demand recently patchy
- For this reason, disposals are likely to be slower than anticipated
- Current best estimate: dispose of further $A550m-$A850m by 30 Sept 06
- Expect all seed assets will be disposed of on satisfactory terms


$Ab
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Property: Chinese Malls
Property: Japanese buildings
Property: UK Office Parks
Canadian Health PPP
UK Moto
Taiwan Broadband
Baldwin County Bridge
Global Retirement Trust
Smarte Carte
Icon Parking
Isle of Man Ferries
Creative Broadcast Services
European Directories S.A.
CJ Cablenet
Macquarie UK Broadcast Holdings
Brussels Airport

At 30 June 2006.

There has been a shift in sentiment in equity markets over last two months

- Recent market concerns include oil, inflation, interest rates, geopolitical



Index
150
140
130
120
110
100
90
HK: Hang Seng
AU: ASX200
US: S&P500
SG: Straits Times
UK: FTSE100
JP: Nikkei 225
KR: KOSPI Comp
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06

*Source: Datastream, month end data, July data to 17 July 2006

MACQUARIE BANK

Very good first quarter

- Generally favourable equity market conditions have prevailed until recently; other markets generally favourable
- Up on prior corresponding period despite no material contribution from performance fees
- Successful asset realisations – Dyno Nobel, Hong Kong Properties, oil and gas assets
- Assets under management up 7% from March 2006 to $A150b

MACQUARIE BANK

Group commentary on first quarter

- Investment Banking – well up on pcp
  - Equity capital market activity – very good in Australia, down on pcp in Asia
  - Mergers and acquisitions – outstanding
  - Institutional stockbroking – Australia, excellent; Asia, outstanding
  - No material contribution from specialist funds performance fees
  - Successful Dyno Nobel asset realisation
- Treasury and Commodities – very strongly up on pcp
  - Strong performances across all divisions, particularly interest rate and commodity businesses
  - Favourable realisations of some US oil and gas mezzanine positions; further realisation of significant US gas interest in early July

MACQUARIE BANK

Group commentary on first quarter

- Equity Markets – significantly up on pcp
  - Cyclical Q1 revenues unlikely to be maintained
  - Strong client demand in Australia and Europe
  - Very competitive environment in Asia leading to lower revenues
- Banking and Property – slightly down on pcp
  - Due to investment in offshore businesses and timing of larger international real estate transactions
  - Australian mortgage and margin lending volumes strong
- Financial Services – significantly up on pcp
  - Continued growth in volumes and market share
- Funds Management – up on pcp
  - Growth in volumes across all asset classes

MACQUARIE BANK

Outlook

- Expect to benefit from recent staff growth and continue to gain market share
- Subject to market conditions we expect:
  - Increase in transaction levels
  - Most trading businesses will benefit from geographic and product expansion but Asian market conditions may continue to negatively impact equity derivatives
  - Substantial raisings – unlisted international specialist funds
  - Performance fees at current relative prices will not be material
  - Asset disposals may be a swing factor
- Equity market sentiment has recently deteriorated globally – has the potential to negatively impact many businesses if sustained and makes forecasting difficult
- Subject to market conditions expect full year result to be up on prior year

MACQUARIE BANK

Medium term outlook

- We continue to be well placed due to:
  - Good businesses
  - Diversification
  - Benefits of major growth strategic initiatives
  - Committed quality staff
  - Effective prudential controls
  - Continued market demand for quality assets
- Subject to market conditions not deteriorating materially, we expect:
  - Continued growth in revenue and earnings across most businesses over time
  - Continued good growth in international businesses
- We will continue to roll out the existing business models. We do not envisage any material changes in strategy

MACQUARIE
BANK

Macquarie Bank Limited

2006 Annual General Meeting

20 July 2006

MACQUARIE
BANK



Item 2: Remuneration Report

MACQUARIE BANK

Remuneration Report: Remuneration objectives

- Overarching goal: to drive shareholder returns over the short and longer term
- Achieved through two objectives:
  - — Aligning the interests of staff and shareholders
  - — Attracting and retaining high quality staff

MACQUARIE BANK

Aligning the interests of staff and shareholders

- **Emphasis on performance-based remuneration:**
  - — **Annual Profit Share allocation**
    - — Highly variable
    - — Allocated from bank-wide pool linked to drivers of returns to shareholders:
      - —Net Profit After Tax, and
      - —Return on Equity.
    - — Individual allocations based primarily on contributions to these drivers
  - — **Options allocation**
    - — Direct alignment to shareholder value
    - — Hurdle of return on equity for Executive Directors
  - — **Fixed remuneration**
    - — Is relatively modest

Aligning the interests of staff and shareholders

- Retention and deferral arrangements:
  - — 20% of Executive Director profit share subject to restrictions – vesting over years 5 – 10 (subject to forfeiture)
  - — Minimum direct shareholding required for 5% (equivalent to 10% pre-tax)
  - — Options vest over years 2 – 4 (subject to performance hurdles)
  - — Together retention arrangements provide continuous vesting profile for years 2 – 10

Success in alignment: Growth in Net Profit after Tax


$Am
1,000
900
800
700
600
500
400
300
200
100
0
Profit on formation of Macquarie Goodman Group
885%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005^
2006

Years ended 31 March. ^Restated for AIFRS

MACQUARIE BANK

Success in alignment: High Return on Equity

	1 year %	5 year average %	10 year average %
Macquarie	**25.8**	**23.5**	**24.9**
Average Competitor	**19.4**	**13.1**	**16.4**
Competitor	35.9	19.1	18.5
Competitor	21.9	16.2	24.1
Competitor	21.8	16.6	17.3
Competitor	17.2	16.5	21.0
Competitor	15.9	12.0	17.5
Competitor	15.2	15.5	17.2
Competitor	14.9	3.3	5.5
Competitor	12.6	5.6	10.1

*Source: Bloomberg

MACQUARIE BANK

International investment banking competitors

- The international investment banking competitors to which we refer in comparing our performance and compensation ratio are:
  - Bear Stearns
  - Credit Suisse
  - Deutsche Bank
  - Goldman Sachs
  - Lehman Brothers
  - Merrill Lynch
  - Morgan Stanley
  - UBS

Success in alignment: Total Shareholder Return versus market



Index
1800
1600
1400
1200
1000
800
600
400
200
0
MBL Total Shareholder Return (1,343%)
All Ords Accumulation Index (246%)
Jul-96
Jul-97
Jul-98
Jul-99
Jul-00
Jul-01
Jul-02
Jul-03
Jul-04
Jul-05
Mar-06

*Source: IRESS   Data current to 31 March 2006

Success in alignment: Total Shareholder Return versus ASX 50

- Total Shareholder Return since July 1996
- MBL and the nine next best performing companies in the ASX 50


%
1,400
1,200
1,000
800
600
400
200
0
58% higher
MBL
2
3
4
5
6
7
8
9
10
ASX 50

Source: Macquarie Securities Data current to 31 March 2006

MACQUARIE BANK

Attracting and retaining high quality staff

- Remuneration must be competitive on a global basis

Domestic versus international income


$Am
2,500
2,000
1,500
1,000
500
0
International
Domestic
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Data current to 31 March 2006

Headcount: Director level staff international versus domestic


Directors
1,400
1,200
1,000
800
600
400
200
0
International
Domestic
2000
2001
2002
2003
2004
2005
2006

Data current to 31 March 2006

Compensation ratio comparison

- 2005/2006 Remuneration Expenses as a % of Net Income
  - — Based on most recent statutory accounts/filings



%
60
40
20
0
Macquarie
Investment Banking Competitors

Competitors comprise: Babcock & Brown, Bear Stearns, Credit Suisse (USA), Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley, UBS

MACQUARIE BANK

Attracting and retaining high quality staff

- **Remuneration must be competitive on a global basis**
- Consistency ensures that staff have confidence that efforts over multiple years will be rewarded

Directors' tenure

- Less than 6% voluntary turnover at Director level


Below 3 years
26 %
10 years +
27%
3 years - 5 years
14%
5 years - 10 years
34%

Data current as at 31 March 2006

MACQUARIE BANK

Board oversight of remuneration

- Remuneration Committee: majority of independent directors
- Stringent internal guidelines for managing conflicts of interest
- Use of independent remuneration consultants:
  - — US office of Towers Perrin: executive remuneration
  - — Mercer: Non-Executive Director remuneration
- Formal processes: performance evaluation of top management

MACQUARIE
BANK


Macquarie
Bank Limited
2006 Annual General Meeting
20 July 2006

MACQUARIE
BANK

Macquarie Bank Limited

2006 Annual General Meeting

20 July 2006

Kevin McCann
Non-Executive Director

MACQUARIE
BANK

Macquarie Bank Limited

2006 Annual General Meeting

20 July 2006

MACQUARIE
BANK


Macquarie
Bank Limited
2006 Annual General Meeting
20 July 2006

Laurie Cox
Executive Director

MACQUARIE
BANK

Macquarie Bank Limited

2006 Annual General Meeting

20 July 2006

MACQUARIE
BANK



Appendix

Key ratios

(%)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Return on average ordinary shareholders' funds	23.1	25.5	26.1	26.8	28.1	27.1	18.7	18.0	22.3	29.8	26.0
Payout ratio	61.0	60.5	57.9	67.2	70.0	67.5	73.6	87.4*	53.2	54.2*	54.4
Tier 1 ratio	11.8	12.9	11.7	13.0	14.5	12.9	17.8	19.0	16.2	14.4	12.4
Capital adequacy ratio	15.4	13.2	16.4	17.3	18.4	16.0	19.4	21.4	19.9	21.2	14.1
Impaired assets as % of loan assets	2.3	1.7	0.4	1.1	0.3	0.4	0.5	0.2	0.6	0.3	0.5
Net loan losses as % of loan assets	0.0	0.0	0.0	0.1	0.1	0.1	0.2	0.0	0.3	0.2	0.1

* Includes special dividend.

MACQUARIE BANK

Glossary

1H06	Half year ended 30 September 2005
2H06	Half year ended 31 March 2006
AIFRS	Australian equivalents to International Financial Reporting Standards
APRA	Australian Prudential Regulatory Authority
ASX	Australian Stock Exchange
$A	Australian dollar
AU	Australia
CEU	Connect East Group
DRP	Dividend Reinvestment Plan
ECM	Equity Capital Markets
EMG	Equity Markets Group
EPS	Earnings Per Share
FMG	Funds Management Group
FSG	Financial Services Group
FX	Foreign Exchange
FY	Full Year
HK	Hong Kong
IBG	Investment Banking Group
IPO	Initial Public Offering
JP	Japan
JV	Joint Venture
KR	Korea

MACQUARIE BANK

Glossary

M&A	Mergers and Acquisitions
MAG	Macquarie Airports Group
MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Infrastructure Group
MCW	Macquarie CountryWide Trust
MEIF	Macquarie European Infrastructure Fund
MGQ	Macquarie Goodman Group
MGU	Macquarie Global Infrastructure Total Return Fund
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MMG	Macquarie Media Group
MMPR	Macquarie MEAG Prime REIT
MKIF	Macquarie Korea Infrastructure Fund
MKOF	Macquarie Korea Opportunities Fund
MOF	Macquarie Office Trust
MPCG	Macquarie Private Capital Group
MPT	Macquarie Power Income Fund
MSCI	Morgan Stanley Capital International
NSW	New South Wales

MACQUARIE BANK

Glossary

pcp	prior corresponding period
Q1	First Quarter
REIT	Real Estate Investment Trust
S&P	Standard and Poor's
SG	Singapore
UK	United Kingdom
US	United States of America
USD	US Dollar

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE BANK SAYS FIRST QUARTER PROFIT UP AND EXPECTS FULL YEAR PROFIT TO BE ALSO UP ON PRIOR YEAR

MACQUARIE
BANK

KEY HIGHLIGHTS

- **Very good first quarter – up on the prior corresponding period**
- **Expect full year result to be up on the prior year, subject to market conditions**
- **However, equity market sentiment has recently deteriorated globally, making forecasting difficult**

20 July 2006 – Macquarie Bank Managing Director and Chief Executive Officer Allan Moss today said the Bank had experienced a very good first quarter for the three months ended 30 June 2006. Profit was up on the prior corresponding period, despite no material contribution from performance fees on listed specialist funds.

Speaking ahead of the Bank's 2006 Annual General Meeting at the Westin Hotel in Sydney, Mr Moss said: "We expect the full year result to be up on the prior year, subject to market conditions. We also expect to benefit from recent staff growth and to continue to gain market share."

Mr Moss cautioned, however, that equity market sentiment has recently deteriorated globally and has the potential to negatively impact many of the Bank's businesses if sustained, making forecasting difficult.

Recent market concerns about the price of oil, inflation, global interest rates and geopolitical instability, have made investors cautious," Mr Moss added.

Mr Moss said that subject to market conditions the Bank expects:

- An increase in transaction levels

- Most trading businesses to benefit from geographic and product expansion, but Asian market conditions may continue to impact negatively on equity derivatives
- Substantial unlisted international specialist fund raisings
- Performance fees from specialist listed funds not to be material if current relative prices persist
- Asset disposals may be a swing factor

Mr Moss said that the Bank retains approximately $A1.7 billion of seed assets, which have all been bought well and are operating well. While demand for unlisted funds continues to be strong, disposals of these assets are likely to be slower than anticipated due to unsettled global equity markets and the corresponding softness in demand for listed funds. The Bank has disposed of approximately $A250 million of seed assets since March 2006 and the current best estimate is for the Bank to dispose of a further $A550-$A850 million of assets by 30 September 2006.

"We expect that all seed assets will be disposed of on satisfactory terms," Mr Moss said.

Comments on the first quarter

Mr Moss said other key factors in the first quarter which contributed to the result included successful asset realisations, particularly Dyno Nobel, Hong Kong properties and oil and gas assets, while assets under management grew to $A150 billion, up 7% from March 2006.

"During the first quarter, the Bank experienced generally favourable equity market conditions until recently, while other markets were generally favourable," Mr Moss said.

Speaking specifically on the Bank's operating Groups for the first quarter, Mr Moss commented:

Investment Banking Group was well up on prior corresponding period. This was driven by:

- Equity capital market activity, which was very good in Australia, but down on the prior corresponding period in Asia
- Outstanding Mergers & Acquisitions activity
- Institutional stockbroking, which was excellent in Australia and outstanding in Asia
- No material contribution from specialist funds performance fees
- Successful asset realisations (Dyno Nobel)

Treasury and Commodities Group was very strongly up on the prior corresponding period with strong performances across all divisions, particularly interest rate and commodity businesses. Favourable realisations of some US oil and gas mezzanine financing positions took place during the quarter, with a further realisation of a significant US gas interest in early July.

Equity Markets Group was significantly up on the prior corresponding period. There was strong client demand in Australia and Europe. However, cyclical first quarter revenues are unlikely to be maintained. A very competitive environment in Asia has lead to lower revenues.

Banking and Property Group was slightly down on the prior corresponding period due to investment in offshore businesses and the timing of larger international real estate transactions. However, Australian mortgage and margin lending volumes remained strong.

Financial Services Group was significantly up on the prior corresponding period, with continued growth in volumes and market share.

Funds Management Group was up on the prior corresponding period, with growth in volumes across all asset classes.

Highlights from the Address of the Chairman, Mr David Clarke, include:

- 2005/06 marks the 14th consecutive year of record profit for Macquarie Bank
- International growth has been a key feature of the Bank's success, enabling it to deliver consistent double digit profit growth
- The Bank's diverse international businesses are growing at a much faster rate than its domestic banking businesses and the Bank is outgrowing the conventional banking regulatory model
- The Bank is discussing solutions with the Australian Prudential Regulation Authority (APRA), in particular the establishment of a non-operating holding company which would own both banking and non-banking businesses

Medium term outlook

Mr Moss said that over the medium term the Bank expects to benefit from major growth and strategic initiatives, good businesses, diversification, committed quality staff, effective prudential controls, and the continued market demand for quality assets.

He added that the Bank will continue to roll out existing business models and does not envisage any material changes in strategy.

"We expect continued growth in revenue and earnings across most businesses over time, subject to market conditions not deteriorating materially. We also expect continued good growth in international businesses," Mr Moss said.

Long term performance

Mr Clarke said that since listing on the Australian Stock Exchange in 1996, the Bank had delivered a total shareholder return of 1,343 per cent, a better return than any of the stocks in the ASX Top 50 index at that time.

In general, the specialist listed funds have continued to outperform the relevant benchmark indices over the past decade. Admittedly, the last 18 months have been disappointing, as investors have turned their attention to other asset categories. The listed Macquarie funds' assets, however, have continued to perform well and we remain confident of their long term performance, said Mr Clarke.

Retirement of Board Member, Mr Barrie Martin

"The Bank acknowledges and thanks the efforts of Board member, Mr Barrie Martin – who over his 13 years on the Board has contributed exemplary service to the Bank. Mr Martin retires after the meeting. The Bank now pays out almost as much in annual dividends as the share price was when Mr Martin joined the Board," Mr Clarke said.

For further information, please contact:

Erica Sibree, Investor Relations, Macquarie Bank Limited 612 8232 5008
Matthew Russell, Public Relations, Macquarie Bank Limited 612 8232 4102

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	83,816
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	17,463 @ $28.74 13,134 @ $30.51 14,433 @ $32.75 1,000 @ $33.11 34,786 @ $34.71 3,000 @ $34.82
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	83,816 on 19/07/06

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
245,685,802	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
30,445,593	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 July 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rules 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	83,816
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	17,463 @ $28.74 13,134 @ $30.51 14,433 @ $32.75 1,000 @ $33.11 34,786 @ $34.71 3,000 @ $34.82
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	83,816 on 19/07/06

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
245,685,802	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
30,445,593	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, *(in the case of a trust,* distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.
- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 July 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

19 July 2006

MACQUARIE

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 7.81% per annum in respect of the next distribution period, which commenced on Monday 17 July 2006 and ceases on Sunday 15 October 2006 (inclusive). The distribution payment date will be on Monday 16 October 2006 and the record date will be Thursday 28 September 2006.

Distribution rate for above securities	7.81% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Monday 17 July 2006 to Sunday 15 October 2006 (inclusive)
Base Interest Rate*	6.11% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Monday 16 October 2006
Record Date	28 September 2006

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited